Exhibit 99.1

Report to Shareholders for the First Quarter, 2019 www.cibc.com February 28, 2019

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the first quarter ended January 31, 2019.

First quarter highlights

	Q1/19	Q1/18	Q4/18	YoY Variance	QoQ Variance
Reported Net Income	$1,182 million	$1,328 million	$1,268 million	-11%	-7%
Adjusted Net Income(1)	$1,363 million	$1,433 million	$1,364 million	-5%	0%
Reported Diluted Earnings Per Share (EPS)	$2.60	$2.95	$2.80	-12%	-7%
Adjusted Diluted EPS(1)	$3.01	$3.18	$3.00	-5%	0%
Reported Return on Common Shareholders’ Equity (ROE)	13.8%	17.4%	15.3%
Adjusted ROE(1)	16.0%	18.8%	16.4%
Common Equity Tier 1 Ratio	11.2%	10.8%	11.4%

Results for the first quarter of 2019 were affected by the following items of note aggregating to a negative impact of $0.41 per share:

•	$227 million ($167 million after-tax) charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in the new loyalty program;
•	$27 million ($21 million after-tax) amortization of acquisition-related intangible assets; and
•

$8 million ($7 million after-tax net positive impact) in purchase accounting adjustments net of transaction and integration-related costs associated with the acquisitions of The PrivateBank, Geneva Advisors and Wellington Financial.

We maintained strong Common Equity Tier 1, Tier 1 and Total capital ratios of 11.2%, 12.7% and 14.7%, respectively, compared with 11.4%, 12.9% and 14.9%, respectively, at the end of the prior quarter. CIBC’s leverage ratio at January 31, 2019 was 4.2%.

CIBC announced an increase in its quarterly common share dividend from $1.36 per share to $1.40 per share.

In the first quarter, we delivered solid performance across our strategic business units. We continue to make progress on our strategy to build a client-focused North American bank with diversified earnings growth and disciplined expense and capital management while delivering superior shareholder returns.

Core business performance

Canadian Personal and Small Business Banking reported net income of $463 million for the first quarter, down $193 million or 29% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $632 million, down $26 million or 4% from the first quarter a year ago, as wider spreads and volume growth were more than offset by a higher provision for credit losses and lower fees.

Canadian Commercial Banking and Wealth Management reported net income of $319 million for the first quarter, up $5 million or 2% from the first quarter a year ago, primarily driven by higher revenue and lower expenses, partially offset by a higher provision for credit losses. Revenue was up in commercial banking due to volume growth, wider spreads and higher fees. This was partially offset by lower revenue in wealth management due to lower new issuance activity and lower transaction volume.

U.S. Commercial Banking and Wealth Management reported net income of $168 million for the first quarter, up $34 million or 25% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $174 million, up $34 million or 24% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher expenses. Revenue was up in commercial banking primarily due to volume growth and in wealth management due to higher assets under management. Both commercial banking and wealth management benefited from U.S. dollar appreciation.

Capital Markets reported net income of $201 million for the first quarter, down $121 million or 38% from the first quarter a year ago, driven by lower revenue and a higher provision for credit losses. Lower revenue from our equity derivatives and interest rate trading businesses, lower equity and debt underwriting activity and lower investment portfolio gains were partially offset by higher revenue from our foreign exchange and commodities trading businesses and higher advisory and corporate banking revenue.

(1)	For additional information, see the “Non-GAAP measures” section.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and our communities. During the quarter:

•	Our One for Change employee giving campaign raised $16 million for United Way and other charities in Canada and the U.S.;
•	CIBC Miracle Day raised $6 million to benefit kids in need around the globe; and
•	CIBC was the top fundraising organization in Canada for Movember, and ranked second in the world.

Victor G. Dodig

President and Chief Executive Officer

ii	CIBC FIRST QUARTER 2019

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2018 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			First quarter, 2019
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2018 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures (1)			40–41

	3	Top and emerging risks	20			47

	4	Key future regulatory ratio requirements	16, 31, 34	55	9, 15	32, 34, 72, 74, 153
Risk governance, risk management and business model	5	Risk management structure				42, 43
	6	Risk culture and appetite				41, 44, 45
	7	Risks arising from business activities	21			45, 50
	8	Bank-wide stress testing	24			37, 47, 54, 60, 67, 70, 77
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	15	55		30, 153
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			8–11	32
	11	Regulatory capital flow statement			12	34
	12	Capital management and planning				36, 153
	13	Business activities and risk-weighted assets	21		4	33, 50
	14	Risk-weighted assets and capital requirements			4	31, 33
	15	Credit risk by major portfolios			19–22	52–58
	16	Risk-weighted assets flow statement			4, 5	33

	17	Back-testing of models			38, 39	46, 54, 66, 77
Liquidity	18	Liquid assets	30			71
Funding	19	Encumbered assets	31			71

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	34			75

	21	Funding strategy and sources	32			73
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	27			65

	23	Significant trading and non-trading market risk factors	27–29			65–69

	24	Model assumptions, limitations and validation procedures				65–69

	25	Stress testing and scenario analysis				37, 67
Credit risk	26	Analysis of credit risk exposures	22–26		6–7, 34–37	55–63, 129–135, 174

	27	Impaired loan and forbearance policies	22, 24			52, 60, 80, 106, 107

	28	Reconciliation of impaired loans and the allowance for credit losses	24	49		60, 130

	29	Counterparty credit risk arising from derivatives	24		37, 34(2)	52, 56, 145–146

	30	Credit risk mitigation	22		16, 28, 37	52, 57, 145–146
Other risks	31	Other risks	35			76–78

	32	Discussion of publicly known risk events		57		76, 167
(1)	A detailed glossary of our risk and capital terminology is included on page 188 of our 2018 Annual Report.
(2)	Included in our supplementary financial information package.

CIBC FIRST QUARTER 2019	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended January 31, 2019 compared with corresponding periods. The MD&A should be read in conjunction with our 2018 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of February 27, 2019. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 186 to 191 of our 2018 Annual Report.

Contents

2	First quarter financial highlights

3	Overview
3	Financial results
5	Significant events
6	Review of quarterly financial information
7	Economic outlook

8	Non-GAAP measures

9	Strategic business units overview
9	Canadian Personal and Small Business Banking
10	Canadian Commercial Banking and Wealth Management
11	U.S. Commercial Banking and Wealth Management
12	Capital Markets
13	Corporate and Other

14	Financial condition
14	Review of condensed consolidated balance sheet

15	Capital resources
19	Global systemically important banks – public disclosure requirements
19	Off-balance sheet arrangements

20	Management of risk
20	Risk overview
20	Top and emerging risks
22	Credit risk
27	Market risk
30	Liquidity risk
35	Other risks

36	Accounting and control matters
36	Critical accounting policies and estimates
36	Accounting developments
36	Other regulatory developments
36	Controls and procedures
36	Related-party transactions

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Significant events”, “Overview – Economic outlook”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2019 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of an acquisition will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC FIRST QUARTER 2019	1

First quarter financial highlights

	Unaudited, as at or for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
	Financial results ($ millions)
	Net interest income	$2,596	$2,539	$2,473
	Non-interest income	1,969	1,913	1,986
	Total revenue	4,565	4,452	4,459
	Provision for credit losses	338	264	153
	Non-interest expenses	2,760	2,591	2,578
	Income before income taxes	1,467	1,597	1,728
	Income taxes	285	329	400
	Net income	$1,182	$1,268	$1,328
	Net income attributable to non-controlling interests	$4	$2	$5
	Preferred shareholders	23	24	18
	Common shareholders	1,155	1,242	1,305
	Net income attributable to equity shareholders	$1,178	$1,266	$1,323
	Financial measures
	Reported efficiency ratio	60.5%	58.2%	57.8%
	Adjusted efficiency ratio (1)	54.4%	56.2%	55.1%
	Loan loss ratio (2)	0.30%	0.27%	0.22%
	Reported return on common shareholders’ equity	13.8%	15.3%	17.4%
	Adjusted return on common shareholders’ equity (1)	16.0%	16.4%	18.8%
	Net interest margin	1.66%	1.67%	1.66%
	Net interest margin on average interest-earning assets	1.86%	1.86%	1.86%
	Return on average assets	0.76%	0.83%	0.89%
	Return on average interest-earning assets	0.85%	0.93%	1.00%
	Total shareholder return	(0.68)%	(3.18)%	8.45%
	Reported effective tax rate	19.4%	20.6%	23.2%
	Adjusted effective tax rate (1)	20.4%	20.7%	18.1%
Common share information
Per share ($)	– basic earnings	$2.61	$2.81	$2.96
	– reported diluted earnings	2.60	2.80	2.95
	– adjusted diluted earnings (1)	3.01	3.00	3.18
	– dividends	1.36	1.36	1.30
	– book value	75.11	73.83	67.34
Share price ($)	– high	116.19	124.59	123.99
	– low	100.80	112.24	112.65
	– closing	111.41	113.68	121.86
Shares outstanding (thousands)	– weighted-average basic (3)	443,033	443,015	441,124 (4)
	– weighted-average diluted	444,301	444,504	442,852 (4)
	– end of period (3)	443,802	442,826	443,825 (4)
	Market capitalization ($ millions)	$49,444	$50,341	$54,085
	Value measures
	Dividend yield (based on closing share price)	4.8%	4.7%	4.2%
	Reported dividend payout ratio	52.2%	48.4%	44.0%
	Adjusted dividend payout ratio (1)	45.1%	45.1%	40.7%
	Market value to book value ratio	1.48	1.54	1.81
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$125,599	$119,355	$110,524
	Loans and acceptances, net of allowance	385,072	381,661	366,679
	Total assets	614,647	597,099	586,927
	Deposits	464,707	461,015	446,179
	Common shareholders’ equity	33,334	32,693	29,889
	Average assets	620,599	603,726	590,344
	Average interest-earning assets	554,312	540,933	528,528
	Average common shareholders’ equity	33,183	32,200	29,677
	Assets under administration (AUA) (5)(6)	2,279,879	2,303,962	2,222,725
	Assets under management (AUM) (6)	228,562	225,379	225,765
	Balance sheet quality and liquidity measures
	Risk-weighted assets (RWA) ($ millions) (7)
	Total RWA	$225,663	n/a	n/a
	Common Equity Tier 1 (CET1) capital RWA	n/a	$216,144	$204,647
	Tier 1 capital RWA	n/a	216,303	204,647
	Total capital RWA	n/a	216,462	204,647
	Capital ratios
	CET1 ratio	11.2%	11.4%	10.8%
	Tier 1 capital ratio	12.7%	12.9%	12.4%
	Total capital ratio	14.7%	14.9%	14.1%
	Leverage ratio
	Leverage ratio exposure ($ millions)	$674,962	$653,946	$626,606
	Leverage ratio	4.2%	4.3%	4.0%
	Liquidity coverage ratio (LCR)	131%	128%	119%
	Other information
	Full-time equivalent employees	43,815	44,220	44,516
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Excludes 60,532 restricted shares as at January 31, 2019 (October 31, 2018: 60,764; January 31, 2018: 189,573).
(4)

Excludes 321,440 common shares that were issued and outstanding but which had not been acquired by a third party as at January 31, 2018. These shares were issued as a component of our acquisition of The PrivateBank.

(5)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,815.8 billion (October 31, 2018: $1,834.0 billion; January 31, 2018: $1,751.2 billion).

(6)	AUM amounts are included in the amounts reported under AUA.
(7)

During 2018, before any capital floor requirement, there were three different levels of RWAs for the calculation of CIBC’s CET1, Tier 1 and Total capital ratios as CIBC elected in 2014 to phase in the credit valuation adjustment (CVA) capital charge as permitted under the Office of the Superintendent of Financial Institutions (OSFI) guideline. Beginning in the first quarter of 2019 the ratios are calculated by reference to the same level of RWAs, as the phase-in of the CVA capital charge has been completed.

n/a	Not applicable.

2	CIBC FIRST QUARTER 2019

Overview

Financial results

Reported net income for the quarter was $1,182 million, compared with $1,328 million for the same quarter last year, and $1,268 million for the prior quarter.

Adjusted net income(1) for the quarter was $1,363 million, compared with $1,433 million for the same quarter last year, and $1,364 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $2.60, compared with $2.95 for the same quarter last year, and $2.80 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $3.01, compared with $3.18 for the same quarter last year, and $3.00 for the prior quarter.

Net income for the current quarter was affected by the following items of note:

•

$227 million ($167 million after-tax) charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in the new loyalty program (Canadian Personal and Small Business Banking);

•

$27 million ($21 million after-tax) amortization of acquisition-related intangible assets ($2 million after-tax in Canadian Personal and Small Business Banking, $16 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other); and

•

$8 million ($7 million after-tax net positive impact) in purchase accounting adjustments net of transaction and integration-related costs(2) associated with the acquisitions of The PrivateBank, Geneva Advisors and Wellington Financial (income of $10 million after-tax in U.S. Commercial Banking and Wealth Management, and charge of $3 million after-tax in Corporate and Other).

The above items of note increased revenue by $13 million and non-interest expenses by $259 million, and decreased income taxes by $65 million. In aggregate, these items of note decreased net income by $181 million.

Net interest income(3)

Net interest income was up $123 million or 5% from the same quarter last year, primarily due to volume growth and wider spreads across most of our businesses, as well as the favourable impact of foreign exchange rates, partially offset by lower trading income.

Net interest income was up $57 million or 2% from the prior quarter, primarily due to volume growth across Canadian and U.S. commercial banking products, wider spreads in Canadian Commercial Banking and Wealth Management, higher trading income, higher corporate banking revenue and the favourable impact of foreign exchange rates, partially offset by narrower spreads in Canadian Personal and Small Business Banking.

Non-interest income(3)

Non-interest income was down $17 million or 1% from the same quarter last year, primarily due to lower revenue from hedging activities, lower investment portfolio gains, lower mutual fund fees from lower AUM, and lower commissions, partially offset by higher trading income and credit fees.

Non-interest income was up $56 million or 3% from the prior quarter, primarily due to lower losses on debt securities measured at fair value through other comprehensive income (FVOCI), as the prior quarter included losses arising from the Barbados government debt restructuring, of which $61 million was shown as an item of note in the fourth quarter of 2018, higher revenue from hedging activities, and higher credit fees, partially offset by lower investment management and custodial fees and mutual fund fees from lower average AUM and AUA.

Provision for credit losses

Provision for credit losses was up $185 million or 121% from the same quarter last year. Provision for credit losses on performing loans was up $92 million, as the same quarter last year included a reduction in allowance, driven by an economic outlook that had improved since our adoption of IFRS 9 “Financial Instruments” (IFRS 9) on November 1, 2017, while the current quarter included an increase in allowance, reflective of the impact of certain unfavourable changes to our economic outlook. Provision for credit losses on impaired loans was up $93 million, primarily due to higher loan losses in Canadian Commercial Banking and Wealth Management and Capital Markets.

Provision for credit losses was up $74 million or 28% from the prior quarter. Provision for credit losses on performing loans was up $38 million, primarily due to an increase in allowance, reflective of the impact of certain unfavourable changes to our economic outlook. Provision for credit losses on impaired loans was up $36 million, primarily due to higher loan losses in Canadian Commercial Banking and Wealth Management and Capital Markets, partially offset by lower loan losses in FirstCaribbean International Bank Limited (CIBC FirstCaribbean), as the prior quarter included losses on sovereign loans resulting from the Barbados government debt restructuring, of which $28 million was shown as an item of note, as well as lower losses on impaired loans in CIBC Bank USA.

Non-interest expenses

Non-interest expenses were up $182 million or 7% from the same quarter last year, primarily due to a charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in the new loyalty program, shown as an item of note, as well as higher spending on strategic initiatives, partially offset by lower performance-based compensation.

Non-interest expenses were up $169 million or 7% from the prior quarter, primarily due to the charge noted above, as well as higher employee compensation and benefits, partially offset by the timing of spending on strategic initiatives.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)

Transaction costs include legal and other advisory fees, financing costs associated with pre-funding the cash component of the merger consideration, and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, the collective allowance established for new loan originations and renewals of acquired loans (prior to the adoption of IFRS 9 in the first quarter of 2018), and changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions.

(3)

Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

CIBC FIRST QUARTER 2019	3

Income taxes

Income tax expense was down $115 million or 29% from the same quarter last year, primarily due to net tax adjustments resulting from the U.S. tax reforms enacted in the first quarter of 2018, shown as an item of note, that were included in the same quarter last year and lower income in the current quarter. The current quarter also included a net tax recovery of $38 million resulting from the Enron settlement discussed below, largely offset by a $28 million revaluation of certain deferred tax assets due to tax rate changes enacted by the Barbados government in the first quarter of 2019.

Income tax expense was down $44 million or 13% from the prior quarter, primarily due to lower income and the net tax recovery noted above, partially offset by the revaluation of certain deferred tax assets noted above.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (U.S. tax reforms), which reduced the U.S. federal corporate income tax rate to 21% effective January 1, 2018, resulting in a significant decrease in CIBC’s U.S. deferred tax assets in the first quarter of 2018. The U.S. tax reforms introduced other important changes to U.S. corporate income tax laws including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. On December 20, 2018, the Internal Revenue Service released proposed regulations to implement certain other aspects of the U.S. tax reforms. CIBC continues to evaluate the impact of these proposed regulations, together with BEAT, on our U.S. operations.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, we entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses that are deductible in Canada. The impact of this Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account the portion of the Enron expenses that we expect to deduct in the United States, but which has not yet been agreed to by the Internal Revenue Service, and the taxable refund interest that we expect to collect from the CRA upon the reassessment of certain prior year tax returns in accordance with the Agreement. It is possible that adjustments may be required to the amount of the tax benefits recognized in the United States.

The 2015 Canadian federal budget which became law effective on November 1, 2015, contained new rules for “synthetic equity arrangements” which eliminated the tax deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances. A set of transition rules applied between November 1, 2015 and April 30, 2017. The new rules have resulted in a higher effective tax rate, as the tax deductibility of certain Canadian corporate dividends is diminished. On February 27, 2018, the 2018 Canadian federal budget was released which extended the denial of the deductibility of Canadian inter-corporate dividends for Canadian corporations to include dividends received on share buyback transactions.

In prior years, the CRA reassessed CIBC approximately $298 million of additional income tax by denying the tax deductibility of certain 2011 and 2012 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In March 2018, CIBC filed a Notice of Appeal with the Tax Court of Canada with respect to the 2011 taxation year. The matter is now in litigation. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In June 2018, the CRA reassessed CIBC in respect of the 2013 taxation year for approximately $229 million of additional taxes. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Foreign exchange

The following table provides the estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

$ millions, except per share amounts, for the three months ended	Jan. 31, 2019 vs. Jan. 31, 2018	Jan. 31, 2019 vs. Oct. 31, 2018
Estimated increase (decrease) in:
Total revenue	$57	$23
Provision for credit losses	6	2
Non-interest expenses	27	11
Income taxes	1	–
Net income	23	10
Impact on EPS:
Basic	$0.05	$0.02
Diluted	0.05	0.02
Average USD appreciation (depreciation) relative to CAD	6.1%	2.4%

4	CIBC FIRST QUARTER 2019

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Fourth quarter of 2018

•

$89 million ($65 million after-tax and minority interest) of incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring (Corporate and Other);

•

$26 million ($19 million after-tax) amortization of acquisition-related intangible assets ($1 million after-tax in Canadian Personal and Small Business Banking, $1 million after-tax in Canadian Commercial Banking and Wealth Management, $14 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other); and

•

$8 million ($7 million after-tax) in transaction and integration-related costs net of purchase accounting adjustments(1) associated with the acquisitions of The PrivateBank and Geneva Advisors (income of $6 million after-tax in U.S. Commercial Banking and Wealth Management, and charge of $13 million after-tax in Corporate and Other).

The above items of note decreased revenue by $52 million, increased provision for credit losses by $28 million, increased non-interest expenses by $43 million, and decreased income taxes by $27 million. In aggregate, these items of note decreased net income by $96 million and net income attributable to common shareholders by $91 million.

First quarter of 2018

•	$88 million charge from net tax adjustments resulting from the U.S. tax reforms enacted in the first quarter of 2018 (Corporate and Other);
•

$32 million ($24 million after-tax) amortization of acquisition-related intangible assets ($2 million after-tax in Canadian Personal and Small Business Banking, $19 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other); and

•

$10 million ($7 million after-tax net positive impact) in purchase accounting adjustments net of transaction and integration-related costs(1) associated with the acquisitions of The PrivateBank and Geneva Advisors (income of $13 million after-tax in U.S. Commercial Banking and Wealth Management, and charge of $6 million after-tax in Corporate and Other).

The above items of note increased revenue by $27 million, non-interest expenses by $49 million, and income taxes by $83 million. In aggregate, these items of note decreased net income by $105 million.

(1)

Transaction costs include legal and other advisory fees, financing costs associated with pre-funding the cash component of the merger consideration, and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, the collective allowance established for new loan originations and renewals of acquired loans (prior to the adoption of IFRS 9 in the first quarter of 2018), and changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions.

Significant events

Finalization of arrangement with Air Canada

Following the close of Air Canada’s acquisition of the Aeroplan loyalty business from Aimia Inc. on January 10, 2019, we will be offering credit cards under Air Canada’s new loyalty program, which is expected to launch in 2020. This program will allow CIBC’s Aeroplan cardholders to transfer their Aeroplan Miles to Air Canada’s new loyalty program.

To secure our participation in Air Canada’s new loyalty program for a period of 10 years, we paid Air Canada $200 million plus applicable sales tax, which we recognized as an expense in the current quarter. We have shown this payment, together with related transaction costs, as an item of note. In addition, we made a payment of $92 million plus applicable sales tax as a prepayment to be applied towards future monthly payments in respect of Aeroplan Miles over a 10-year period.

CIBC FIRST QUARTER 2019	5

Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended	2019				2018			2017
		Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
	Revenue
	Canadian Personal and Small Business Banking	$2,166	$2,201	$2,176	$2,090	$2,138	$2,093	$2,039	$1,937
	Canadian Commercial Banking and Wealth Management	992	986	988	937	954	922	903	886
	U.S. Commercial Banking and Wealth Management (1)	479	457	448	429	432	422	239	102
	Capital Markets (1)	705	649	752	710	801	622	679	692
	Corporate and Other (1)	223	159	183	210	134	210	244	81
	Total revenue	$4,565	$4,452	$4,547	$4,376	$4,459	$4,269	$4,104	$3,698
	Net interest income	$2,596	$2,539	$2,577	$2,476	$2,473	$2,464	$2,276	$2,095
	Non-interest income	1,969	1,913	1,970	1,900	1,986	1,805	1,828	1,603
	Total revenue	4,565	4,452	4,547	4,376	4,459	4,269	4,104	3,698
	Provision for credit losses	338	264	241	212	153	229	209	179
	Non-interest expenses	2,760	2,591	2,572	2,517	2,578	2,570	2,452	2,275
	Income before income taxes	1,467	1,597	1,734	1,647	1,728	1,470	1,443	1,244
	Income taxes	285	329	365	328	400	306	346	194
	Net income	$1,182	$1,268	$1,369	$1,319	$1,328	$1,164	$1,097	$1,050
	Net income attributable to:
	Non-controlling interests	$4	$2	$4	$6	$5	$5	$4	$5
	Equity shareholders	1,178	1,266	1,365	1,313	1,323	1,159	1,093	1,045
EPS	– basic	$2.61	$2.81	$3.02	$2.90	$2.96	$2.60	$2.61	$2.59
	– diluted	2.60	2.80	3.01	2.89	2.95	2.59	2.60	2.59
(1)

Capital Markets and U.S. Commercial Banking and Wealth Management revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Canadian Personal and Small Business Banking revenue has benefited from volume growth over the period. In 2017, strong volume growth was partially offset by narrower spreads attributable to a lower interest rate environment. Interest rates began to rise in the second half of 2017, contributing to a trend of slower volume growth and widening spreads that continued through 2018.

Canadian Commercial Banking and Wealth Management has benefited from strong volume growth in deposits and loans, and continued growth in AUA and AUM as a result of market appreciation over the period and positive net sales of retail mutual funds in 2017 and the first half of 2018. In 2017, volume growth was partially offset by a low interest rate environment. Increases in interest rates beginning in the latter half of 2017 contributed to improved margins beginning in the fourth quarter of 2017.

U.S. Commercial Banking and Wealth Management includes the revenue of CIBC Bank USA after the close of the acquisition on June 23, 2017. U.S. Commercial Banking and Wealth Management has benefited from volume growth following the close of the acquisition.

Capital Markets revenue is influenced, to a large extent, by market conditions and activity in the equity derivatives business, which includes tax-exempt income. Tax-exempt income has been volatile over the periods shown above. The first quarter of 2018 included higher trading revenue. Corporate and Other includes the offset related to the TEB component of tax-exempt income reported in the revenue of Capital Markets and U.S. Commercial Banking and Wealth Management.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and, following our adoption of IFRS 9 in the first quarter of 2018, changes in economic outlook.

In Canadian Personal and Small Business Banking, the first quarter of 2018 included a reduction in allowance for performing loans, reflective of an economic outlook that improved in the first quarter of 2018.

In Canadian Commercial Banking and Wealth Management, the fourth quarters of 2017 and 2018, and the first quarter of 2019 included higher losses on impaired loans in the commercial banking portfolio.

In U.S. Commercial Banking and Wealth Management, the loan losses of CIBC Bank USA have been included since the acquisition on June 23, 2017. The fourth quarter of 2017 included $35 million relating to the establishment of a collective allowance (prior to our adoption of IFRS 9) for new loan originations and renewals of acquired loans relating to CIBC Bank USA. The third quarters of 2017 and 2018 included higher loan losses in our pre-existing U.S. real estate finance portfolio. The fourth quarter of 2018 included higher loan losses in CIBC Bank USA.

In Capital Markets, the first quarter of 2019 included an increase in allowance on performing loans, reflective of the impact of changes to our economic outlook, including downward revisions to expected oil prices, as well as higher losses on impaired loans. The first half of 2018 included reductions in allowance for performing loans, reflective of better portfolio credit quality and an improved outlook with respect to the oil and gas sector.

In Corporate and Other, the third and fourth quarters of 2018 included higher losses on impaired loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring. The final three quarters of 2017 included reductions in the collective allowance (prior to our adoption of IFRS 9).

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, higher spending on strategic initiatives, and movement in foreign exchange rates. The first quarter of 2019 included a charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in the new loyalty program. The fourth quarter of 2017 included fees and charges related to the launch of Simplii Financial and the related wind-down of the President’s Choice Financial branded banking offer. The third quarter of 2017 included an increase in legal provisions in Corporate and Other, shown as an item of note. Non-interest expenses increased in the third quarter of 2017 and onward, as the results of CIBC Bank USA were included after the close of the acquisition on June 23, 2017.

6	CIBC FIRST QUARTER 2019

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income. The first quarter of 2019 included a net tax recovery resulting from the Enron settlement, largely offset by the revaluation of certain deferred tax assets due to tax rate changes enacted by the Barbados government in the quarter. The first quarter of 2018 included net tax adjustments resulting from U.S. tax reforms. The favourable impact of the U.S. tax reforms on the effective tax rate in the U.S. has benefited the U.S. Commercial Banking and Wealth Management strategic business unit (SBU) beginning in the first quarter of 2018. Income taxes have increased beginning in the third quarter of 2017, primarily due to lower tax-exempt income and the inclusion of the results of CIBC Bank USA following the close of the acquisition on June 23, 2017.

Economic outlook

Having reached full employment in most provinces, Canada’s economy is likely to see a slight moderation in growth in 2019 as monetary policy aims to keep inflation near 2% over the medium term. Real gross domestic product (GDP) growth is expected to decelerate in 2019 to just under 2%, with a further slowing to 1.5% in 2020 as exports are impacted by slower economic growth in the U.S. The economy is expected to continue operating at historically low unemployment rates in 2019. The Bank of Canada’s overnight rate is expected to plateau at 2% in 2019, with inflation remaining moderate and the central bank seeking to keep the Canadian dollar range-bound to allow exports to advance. Housing construction should run at a slower pace, while capital spending by businesses should remain on a moderate growth path, with the energy sector awaiting greater assurance of pipeline access. Global crude oil prices could see a modest further recovery relative to the decline experienced in late 2018 as the Organization of the Petroleum Exporting Countries (OPEC) restrains production, but that could be offset by a return to somewhat wider differentials for Canadian heavy crude oil as production increases after the easing of recently mandated curtailments.

The U.S. economy is expected to decelerate to just over 2% growth in 2019, and it is anticipated that tight labour markets will constrain Midwest regional growth to roughly that pace. A further slowing to 1.5% growth in 2020 is likely if fiscal policy tightens. The U.S. Federal Reserve is looking to moderate growth in order to hold inflation near 2%. The absence of fresh tax cut stimulus by 2020 and the potential for government spending restraints to address deficits should allow the U.S. Federal Reserve to let its benchmark rate plateau in 2019 after one further 25 basis point increase, and open the door for an easing in policy in 2020.

Canadian Personal and Small Business Banking is expected to see a continuation of low growth in consumer and mortgage lending, with demand constrained by higher interest rates, softer growth in housing prices, and last year’s regulatory tightening.

Moderate growth in corporate earnings should support activity in Capital Markets and Canadian Commercial Banking and Wealth Management. Government bond issuance activity is anticipated to remain elevated due to provincial deficits and capital spending. Credit markets should remain healthy with low unemployment and moderate profit growth. Wealth management should benefit from ongoing growth in the pool of savings, but softer economic growth could constrain the extent to which assets under management benefit from equity price gains.

In U.S. Commercial Banking and Wealth Management, commercial banking should benefit from existing capacity constraints affecting many sectors as the need to expand capacity drives incremental financing requirements. Wealth management has benefited from a greater pool of after-tax savings, although a softer path for equity prices is expected to reduce growth in assets under management. Interest rate hikes should remain mild enough to support growth in commercial lending activity, including real estate finance.

CIBC FIRST QUARTER 2019	7

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance. For a more detailed discussion on our non-GAAP measures, see page 14 of the 2018 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

$ millions, as at or for the three months ended		2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$1,155	$1,242	$1,305
After-tax impact of items of note (1)		181	91	105
Adjusted net income attributable to common shareholders (2)	B	$1,336	$1,333	$1,410
Diluted weighted-average common shares outstanding (thousands)	C	444,301	444,504	442,852
Reported diluted EPS ($)	A/C	$2.60	$2.80	$2.95
Adjusted diluted EPS ($) (2)	B/C	3.01	3.00	3.18
Reported and adjusted efficiency ratio
Reported total revenue	D	$4,565	$4,452	$4,459
Pre-tax impact of items of note (1)		(13)	52	(27)
TEB		41	30	153
Adjusted total revenue (TEB) (2)	E	$4,593	$4,534	$4,585
Reported non-interest expenses	F	$2,760	$2,591	$2,578
Pre-tax impact of items of note (1)		(259)	(43)	(49)
Adjusted non-interest expenses (2)	G	$2,501	$2,548	$2,529
Reported efficiency ratio	F/D	60.5%	58.2%	57.8%
Adjusted efficiency ratio (2)	G/E	54.4%	56.2%	55.1%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$603	$602	$574
Reported dividend payout ratio	H/A	52.2%	48.4%	44.0%
Adjusted dividend payout ratio (2)	H/B	45.1%	45.1%	40.7%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$33,183	$32,200	$29,677
Reported return on common shareholders’ equity	A/I (3)	13.8%	15.3%	17.4%
Adjusted return on common shareholders’ equity (2)	B/I (3)	16.0%	16.4%	18.8%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$1,467	$1,597	$1,728
Pre-tax impact of items of note (1)		246	123	22
Adjusted income before income taxes (2)	K	$1,713	$1,720	$1,750
Reported income taxes	L	$285	$329	$400
Tax impact of items of note (1)		65	27	(83)
Adjusted income taxes (2)	M	$350	$356	$317
Reported effective tax rate	L/J	19.4%	20.6%	23.2%
Adjusted effective tax rate (2)	M/K	20.4%	20.7%	18.1%

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2019	Reported net income (loss)	$463	$319	$168	$201	$31	$1,182
Jan. 31	After-tax impact of items of note (1)	169	-	6	-	6	181
	Adjusted net income (loss) (2)	$632	$319	$174	$201	$37	$1,363
2018	Reported net income (loss)	$668	$333	$131	$233	$(97)	$1,268
Oct. 31	After-tax impact of items of note (1)	1	1	8	–	86	96
	Adjusted net income (loss) (2)	$669	$334	$139	$233	$(11)	$1,364
2018	Reported net income (loss)	$656	$314	$134	$322	$(98)	$1,328
Jan. 31	After-tax impact of items of note (1)	2	–	6	–	97	105
	Adjusted net income (loss) (2)	$658	$314	$140	$322	$(1)	$1,433
(1)	Reflects impact of items of note described under “Financial results” section.
(2)	Non-GAAP measure.
(3)	Annualized.

8	CIBC FIRST QUARTER 2019

Strategic business units overview

CIBC has four SBUs – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Administration, Client Connectivity and Innovation, Finance, Human Resources and Communications, Internal Audit, Risk Management, and Technology and Operations, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 17 of the 2018 Annual Report.

Canadian Personal and Small Business Banking

Canadian Personal and Small Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Results(1)

$ millions, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Revenue	$2,166	$2,201	$2,138
Provision for (reversal of) credit losses
Impaired	192	182	180
Performing	16	9	(32)
Total provision for credit losses	208	191	148
Non-interest expenses	1,327	1,100	1,098
Income before income taxes	631	910	892
Income taxes	168	242	236
Net income	$463	$668	$656
Net income attributable to:
Equity shareholders (a)	$463	$668	$656
Efficiency ratio	61.2%	50.0%	51.3%
Return on equity (2)	49.9%	68.9%	69.3%
Charge for economic capital (2) (b)	$(91)	$(95)	$(93)
Economic profit (2) (a+b)	$372	$573	$563
Full-time equivalent employees	13,527	14,086	14,773
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $463 million, down $193 million from the same quarter last year, primarily due to higher non-interest expenses, which included a charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in the new loyalty program, shown as an item of note.

Net income was down $205 million from the prior quarter, primarily due to higher non-interest expenses, which included the charge noted above.

Revenue

Revenue was up $28 million or 1% from the same quarter last year, primarily due to wider spreads and volume growth, partially offset by lower fees.

Revenue was down $35 million or 2% from the prior quarter, primarily due to lower spreads and lower fees, partially offset by volume growth.

Provision for credit losses

Provision for credit losses was up $60 million from the same quarter last year. The same quarter last year included a reduction in allowance on performing loans, driven by an economic outlook that had improved since our adoption of IFRS 9 on November 1, 2017, while the current quarter included an increase in allowance on performing loans, reflective of the impact of certain unfavourable changes to our economic outlook. The current quarter also included higher write-offs in the personal lending portfolio.

Provision for credit losses was up $17 million from the prior quarter, primarily due to an increase in allowance on impaired loans largely due to higher delinquencies in the personal lending portfolio, as well as an increase in allowance on performing loans, reflective of the impact of certain unfavourable changes to our economic outlook.

Non-interest expenses

Non-interest expenses were up $229 million or 21% from the same quarter last year, primarily due to the charge noted above.

Non-interest expenses were up $227 million or 21% from the prior quarter, primarily due to the charge noted above.

Income taxes

Income taxes were down $68 million from the same quarter last year, and down $74 million from the prior quarter, primarily due to lower income.

CIBC FIRST QUARTER 2019	9

Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. In addition, we provide asset management services to institutional investors.

Results(1)

$ millions, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Revenue
Commercial banking	$413	$386	$354
Wealth management	579	600	600
Total revenue	992	986	954
Provision for (reversal of) credit losses
Impaired	48	8	4
Performing	(5)	(1)	(3)
Total provision for credit losses	43	7	1
Non-interest expenses	515	521	523
Income before income taxes	434	458	430
Income taxes	115	125	116
Net income	$319	$333	$314
Net income attributable to:
Equity shareholders (a)	$319	$333	$314
Efficiency ratio	51.9%	52.8%	54.8%
Return on equity (2)	37.0%	39.6%	39.2%
Charge for economic capital (2) (b)	$(85)	$(82)	$(78)
Economic profit (2) (a+b)	$234	$251	$236
Full-time equivalent employees	4,977	4,999	5,017
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $319 million, up $5 million from the same quarter last year, primarily due to higher revenue and lower non-interest expenses, partially offset by a higher provision for credit losses.

Net income was down $14 million from the prior quarter, primarily due to a higher provision for credit losses, partially offset by higher revenue and lower non-interest expenses.

Revenue

Revenue was up $38 million or 4% from the same quarter last year.

Commercial banking revenue was up $59 million, primarily due to volume growth, wider spreads and higher fees.

Wealth management revenue was down $21 million, primarily due to lower commission revenue driven by lower new issuance activity and transaction volume.

Revenue was up $6 million or 1% from the prior quarter.

Commercial banking revenue was up $27 million, primarily due to wider spreads and volume growth.

Wealth management revenue was down $21 million, primarily due to lower investment management and custodial fees and mutual fund fees from lower average AUM and AUA, and lower commission revenue driven by lower new issuance activity.

Provision for credit losses

Provision for credit losses was up $42 million from the same quarter last year, primarily due to higher losses on impaired loans in the commercial banking portfolio, mainly attributable to two loans in the business services and retail and wholesale sectors.

Provision for credit losses was up $36 million from the prior quarter, primarily due to the higher losses on impaired loans in the commercial banking portfolio noted above.

Non-interest expenses

Non-interest expenses were down $8 million or 2% from the same quarter last year, primarily due to lower performance-based compensation.

Non-interest expenses were down $6 million or 1% from the prior quarter, primarily due to lower performance-based compensation.

Income taxes

Income taxes were comparable with the same quarter last year.

Income taxes were down $10 million from the prior quarter, primarily due to lower income.

10	CIBC FIRST QUARTER 2019

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Results(1)

$ millions, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Revenue
Commercial banking	$333	$311	$295
Wealth management	148	148	133
Other	(2)	(2)	4
Total revenue (2)(3)	479	457	432
Provision for (reversal of) credit losses
Impaired	5	22	4
Performing	11	18	10
Total provision for credit losses	16	40	14
Non-interest expenses	274	264	257
Income before income taxes	189	153	161
Income taxes (2)	21	22	27
Net income	$168	$131	$134
Net income attributable to:
Equity shareholders (a)	$168	$131	$134
Efficiency ratio	57.2%	57.6%	59.6%
Return on equity (4)	9.0%	7.2%	7.9%
Charge for economic capital (4) (b)	$(178)	$(172)	$(162)
Economic profit (4) (a+b)	$(10)	$(41)	$(28)
Full-time equivalent employees	1,982	1,947	1,746
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)

Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of nil for the quarter ended January 31, 2019 (October 31, 2018: nil; January 31, 2018: nil). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)

Included $13 million of accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note, for the quarter ended January 31, 2019 (October 31, 2018: $9 million; January 31, 2018: $19 million).

(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $168 million, up $34 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income was up $37 million from the prior quarter, primarily due to a lower provision for credit losses and higher revenue.

Revenue

Revenue was up $47 million or 11% from the same quarter last year.

Commercial banking revenue was up $38 million from the same quarter last year, primarily due to volume growth and the favourable impact of foreign exchange rates.

Wealth management revenue was up $15 million from the same quarter last year, primarily due to the favourable impact of foreign exchange rates and higher investment management and custodial fees driven by higher AUM.

Other revenue was down $6 million from the same quarter last year. Other revenue primarily includes the treasury activities of CIBC Bank USA.

Revenue was up $22 million or 5% from the prior quarter.

Commercial banking revenue was up $22 million from the prior quarter, primarily due to volume growth and the favourable impact of foreign exchange rates.

Wealth management revenue was comparable with the prior quarter.

Other revenue was comparable with the prior quarter.

Provision for credit losses

Provision for credit losses was comparable with the same quarter last year.

Provision for credit losses was down $24 million from the prior quarter, primarily due to lower losses on impaired loans in CIBC Bank USA.

Non-interest expenses

Non-interest expenses were up $17 million or 7% from the same quarter last year, primarily due to the unfavourable impact of foreign exchange rates.

Non-interest expenses were up $10 million or 4% from the prior quarter, primarily due to the unfavourable impact of foreign exchange rates and higher employee-related compensation.

Income taxes

Income taxes were down $6 million from the same quarter last year, primarily driven by a lower effective tax rate due to the impact of the U.S. tax reforms.

Income taxes were comparable to the prior quarter, as higher income was offset by a lower effective tax rate due to the impact of the U.S. tax reforms.

CIBC FIRST QUARTER 2019	11

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

$ millions, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Revenue
Global markets	$414	$371	$486
Corporate and investment banking (2)	291	278	315
Total revenue (3)	705	649	801
Provision for (reversal of) credit losses
Impaired	42	2	2
Performing	24	(6)	(18)
Total provision for (reversal of) credit losses	66	(4)	(16)
Non-interest expenses	368	356	376
Income before income taxes	271	297	441
Income taxes (3)	70	64	119
Net income	$201	$233	$322
Net income attributable to:
Equity shareholders (a)	$201	$233	$322
Efficiency ratio	52.2%	55.0%	47.0%
Return on equity (4)	28.6%	35.3%	45.3%
Charge for economic capital (4) (b)	$(69)	$(65)	$(69)
Economic profit (4) (a+b)	$132	$168	$253
Full-time equivalent employees	1,365	1,396	1,298
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current quarter. Corporate and investment banking now includes the Other line of business.
(3)

Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $41 million for the quarter ended January 31, 2019 (October 31, 2018: $30 million; January 31, 2018: $153 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $201 million, down $121 million from the same quarter last year, primarily due to lower revenue and a higher provision for credit losses.

Net income was down $32 million from the prior quarter, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.

Revenue

Revenue was down $96 million or 12% from the same quarter last year.

Global markets revenue was down $72 million, primarily due to lower revenue from our equity derivatives and interest rate trading businesses, partially offset by higher revenue from our foreign exchange and commodities trading businesses.

Corporate and investment banking revenue was down $24 million, primarily due to lower equity and debt underwriting activity, lower investment portfolio gains and lower revenue from our run-off businesses, partially offset by higher advisory and corporate banking revenue.

Revenue was up $56 million or 9% from the prior quarter.

Global markets revenue was up $43 million, primarily due to higher revenue from our commodities, foreign exchange and equity derivatives trading businesses.

Corporate and investment banking revenue was up $13 million, primarily due to higher advisory and corporate banking revenue, partially offset by lower equity underwriting activity.

Provision for (reversal of) credit losses

Provision for credit losses was up $82 million from the same quarter last year. The same quarter last year included a reduction in allowance on performing loans, driven by improvements in the oil and gas sector and an economic outlook that had improved since our adoption of IFRS 9 on November 1, 2017, while the current quarter included an increase in allowance on performing loans, reflective of changes to our economic outlook, including downward revisions to expected oil prices. The current quarter also included losses on an impaired loan in the utility sector.

Provision for credit losses was up $70 million from the prior quarter, primarily due to losses on an impaired loan in the utility sector and an increase in allowance on performing loans, reflective of changes to our economic outlook, including downward revisions to expected oil prices.

Non-interest expenses

Non-interest expenses were down $8 million or 2% from the same quarter last year, primarily due to lower performance-based compensation, partially offset by higher spending on strategic initiatives.

Non-interest expenses were up $12 million or 3% from the prior quarter, primarily due to higher performance-based compensation.

Income taxes

Income taxes were down $49 million from the same quarter last year, primarily due to lower income.

Income taxes were up $6 million from the prior quarter, as lower income was more than offset by the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

12	CIBC FIRST QUARTER 2019

Corporate and Other

Corporate and Other includes the following functional groups – Administration, Client Connectivity and Innovation, Finance, Human Resources and Communications, Internal Audit, Risk Management, and Technology and Operations, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

$ millions, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Revenue
International banking	$197	$127	$179
Other	26	32	(45)
Total revenue (2)	223	159	134
Provision for (reversal of) credit losses
Impaired	8	45	12
Performing	(3)	(15)	(6)
Total provision for credit losses	5	30	6
Non-interest expenses	276	350	324
Loss before income taxes	(58)	(221)	(196)
Income taxes (2)	(89)	(124)	(98)
Net income (loss)	$31	$(97)	$(98)
Net income (loss) attributable to:
Non-controlling interests	$4	$2	$5
Equity shareholders	27	(99)	(103)
Full-time equivalent employees	21,964	21,792	21,682
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)

Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $41 million for the quarter ended January 31, 2019 (October 31, 2018: $30 million; January 31, 2018: $153 million).

Financial overview

Net income for the quarter was $31 million, compared with a net loss of $98 million in the same quarter last year, primarily due to higher revenue and lower non-interest expenses.

Net income was up $128 million from the prior quarter, primarily due to lower non-interest expenses, higher revenue, and a lower provision for credit losses, partially offset by a lower income tax benefit in the current quarter.

Revenue

Revenue was up $89 million or 66% from the same quarter last year.

International banking revenue was up $18 million, primarily due to the favourable impact of foreign exchange rates and better performance in CIBC FirstCaribbean.

Other revenue was up $71 million, primarily due to a lower TEB adjustment, partially offset by lower treasury revenue.

Revenue was up $64 million or 40% from the prior quarter.

International banking revenue was up $70 million, primarily due to losses recognized in the prior quarter on debt securities in CIBC FirstCaribbean as a result of the Barbados government debt restructuring, of which $61 million was shown as an item of note.

Other revenue was down $6 million, primarily due to a higher TEB adjustment, partially offset by higher treasury revenue.

Provision for credit losses

Provision for credit losses was comparable with the same quarter last year.

Provision for credit losses was down $25 million from the prior quarter, as the prior quarter included higher losses on impaired loans, which included losses on sovereign loans resulting from the Barbados government debt restructuring, of which $28 million was shown as an item of note. The prior quarter also included a reduction in allowance on performing loans in CIBC FirstCaribbean as a result of model parameter updates.

Non-interest expenses

Non-interest expenses were down $48 million or 15% from the same quarter last year, primarily due to lower corporate support costs and performance-based compensation.

Non-interest expenses were down $74 million or 21% from the prior quarter, primarily due to lower corporate support costs and the timing of spending on strategic initiatives, partially offset by higher performance-based compensation.

Income taxes

Income tax benefit was down $9 million from the same quarter last year, primarily due to a lower TEB adjustment, partially offset by net tax adjustments resulting from the U.S. tax reforms enacted in the first quarter of 2018, shown as an item of note, that were included in the same quarter last year. The current quarter also included a net tax recovery of $38 million resulting from the Enron settlement, (see the “Overview – Income taxes” section for additional details), largely offset by a $28 million revaluation of certain deferred tax assets due to tax rate changes enacted by the Barbados government in the first quarter of 2019.

Income tax benefit was down $35 million from the prior quarter, primarily due to lower losses, the revaluation of certain deferred tax assets noted above, and a $19 million tax recovery relating to realized losses arising from the Barbados government debt restructuring that was recognized in the prior quarter and shown as an item of note, partially offset by a higher TEB adjustment and the net tax recovery noted above relating to the Enron settlement.

CIBC FIRST QUARTER 2019	13

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2019 Jan. 31	2018 Oct. 31
Assets
Cash and deposits with banks	$16,572	$17,691
Securities	109,027	101,664
Securities borrowed or purchased under resale agreements	56,848	48,938
Loans and acceptances, net of allowance	385,072	381,661
Derivative instruments	21,174	21,431
Other assets	25,954	25,714
	$614,647	$597,099
Liabilities and equity
Deposits	$464,707	$461,015
Obligations related to securities lent or sold short or under repurchase agreements	60,576	47,353
Derivative instruments	23,337	20,973
Other liabilities	25,782	28,562
Subordinated indebtedness	4,162	4,080
Equity	36,083	35,116
	$614,647	$597,099

Assets

As at January 31, 2019, total assets were up $17.5 billion or 3% from October 31, 2018, net of a decrease of approximately $1 billion due to the depreciation of the U.S. dollar.

Cash and deposits with banks decreased by $1.1 billion or 6%, primarily due to lower short-term placements in Treasury.

Securities increased by $7.4 billion or 7%, primarily due to increases in debt securities in Canadian governments, U.S. Treasury and other agencies, and corporate debt.

Securities borrowed or purchased under resale agreements increased by $7.9 billion or 16%, primarily due to client-driven activities.

Loans and acceptances, net of allowance, increased by $3.4 billion or 1%, due to an increase in business and government loans, partially offset by a decrease in Canadian personal loans.

Liabilities

As at January 31, 2019, total liabilities were up $16.6 billion or 3% from October 31, 2018, net of a decrease of approximately $1 billion due to the depreciation of the U.S. dollar.

Deposits increased by $3.7 billion or 1%, primarily due to domestic retail volume growth, partially offset by lower wholesale funding. Further details on the composition of deposits are provided in Note 6 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $13.2 billion or 28%, primarily due to client-driven activities.

Derivative instruments increased by $2.4 billion or 11%, largely driven by an increase in interest rate, foreign exchange and other commodity derivatives valuation.

Other liabilities decreased by $2.8 billion or 10%, primarily due to a decrease in accrued liabilities and collateral received for derivatives.

Equity

As at January 31, 2019, equity increased by $1.0 billion or 3% from October 31, 2018, primarily due to a net increase in retained earnings and the issuance of preferred shares.

14	CIBC FIRST QUARTER 2019

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 30 to 39 of the 2018 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding accumulated other comprehensive income (AOCI) relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution; non-qualifying Tier 1 and Tier 2 capital instruments are excluded from regulatory capital at a rate of 10% per annum until January 2022, at which point they will have no regulatory value.

OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC, along with Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWAs and a Domestic Stability Buffer requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The Domestic Stability Buffer is currently set at 1.5%, but can range from 0% to 2.5% of RWAs (see the “Continuous enhancement to regulatory capital requirements” section for details regarding an increase to the Domestic Stability Buffer requirement that is effective April 30, 2019). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at January 31, 2019	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	1.5%	9.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	1.5%	11.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	1.5%	13.0%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at January 31, 2019.
(2)	The Domestic Stability Buffer will be increased to 1.75% effective April 30, 2019. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements in our 2018 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

CIBC FIRST QUARTER 2019	15

Regulatory capital

Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2019 Jan. 31	2018 Oct. 31
CET1 capital	$ 25,336	$24,641
Tier 1 capital	28,679	27,908
Total capital	33,063	32,230

Total RWA (1)	225,663	n/a
CET1 capital RWA (1)	n/a	216,144
Tier 1 capital RWA (1)	n/a	216,303
Total capital RWA (1)	n/a	216,462

Total RWA (2018: CET1 capital RWA) consists of:
Credit risk	190,011	183,135
Market risk	8,498	6,383
Operational risk	27,154	26,626
	225,663	216,144

CET1 ratio	11.2%	11.4%
Tier 1 capital ratio	12.7%	12.9%
Total capital ratio	14.7%	14.9%
(1)

During 2018, before any capital floor requirement, there were three different levels of RWAs for the calculation of CIBC’s CET1, Tier 1 and Total capital ratios as CIBC elected in 2014 to phase-in the CVA capital charge as permitted under OSFI’s guideline. Beginning in the first quarter of 2019 the ratios are calculated by reference to the same level of RWAs as the phase-in of the CVA capital charge has been completed.

n/a	Not applicable.

The CET1 ratio at January 31, 2019 decreased 0.2% from October 31, 2018, mainly driven by an increase in RWAs, partially offset by an increase in CET1 capital. The increase in CET1 capital was the result of internal capital generation (net income less dividends) and common share issuance. The increase in RWAs was primarily due to organic growth, changes in regulatory requirements, portfolio migrations, and higher trading market risk levels. In the first quarter of 2019, CIBC implemented revisions to the Capital Adequacy Requirements (CAR) Guideline including the revised standardized approach to counterparty credit risk and central counterparties, the revised securitization framework, and the removal of the CVA phase-in transitional arrangement.

The Tier 1 capital ratio at January 31, 2019 decreased 0.2% from October 31, 2018 primarily for the reasons noted above for the CET1 ratio, as well as an increase in the phase-out of the Innovative Tier 1 Notes from additional Tier 1 capital, partially offset by the issuance of NVCC preferred shares during the period.

The Total capital ratio at January 31, 2019 decreased 0.2% from October 31, 2018 for the reasons noted above for the Tier 1 capital ratio.

Leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements.

The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at		2019 Jan. 31	2018 Oct. 31
Tier 1 capital	A	$28,679	$27,908
Leverage ratio exposure	B	674,962	653,946
Leverage ratio	A/B	4.2%	4.3%

The leverage ratio at January 31, 2019 decreased 0.1% from October 31, 2018, as an increase in Tier 1 capital was more than offset by an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by increases in on- and off-balance sheet assets and securities financing transaction exposures.

16	CIBC FIRST QUARTER 2019

Continuous enhancement to regulatory capital requirements

The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks with the overall objective of enhancing financial stability (see pages 34 to 36 of the 2018 Annual Report). The discussion below provides a summary of BCBS and OSFI publications that have been issued since the issuance of our 2018 Annual Report, other than those discussed in separate sections of the document.

In December 2018, OSFI announced an increase in the Domestic Stability Buffer requirement from 1.5% to 1.75% effective April 30, 2019. This will increase OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 9.75%, 11.25% and 13.25%, respectively.

In January 2019, the BCBS published the final standard “Revisions to the minimum capital requirements for market risk”, which aims to address issues related to the implementation of the market risk standard published in January 2016. The BCBS implementation date for the market risk standard is January 1, 2022.

Revised Pillar 3 disclosure requirements

The BCBS and OSFI have published a number of proposals for changes to existing Pillar 3 disclosure requirements (see page 36 of the 2018 Annual Report for additional details) that continue to evolve.

In December 2018, the BCBS issued “Pillar 3 disclosure requirements – updated framework”, a standard establishing the third phase of an initiative to replace existing Pillar 3 requirements for the various types of risk. This standard includes enhancements to the first and second phases of the BCBS initiative, for which standards were issued in January 2015 and March 2017, respectively, the introduction of several new disclosure requirements, and the consolidation of all existing BCBS disclosure requirements into the Pillar 3 framework. OSFI has not yet released its requirements for the third phase of the Pillar 3 framework.

CIBC will continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.

Significant capital management activity

Normal course issuer bid

On May 31, 2018, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 9 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 3, 2019. No common shares have been purchased during the quarter.

Shareholder investment plan (the plan)

Effective with the October 28, 2016 dividend, CIBC has elected to issue shares from Treasury to fulfill the requirements of the plan. Pursuant to the plan, we issued 524,183 common shares for consideration of $57 million for the quarter ended January 31, 2019.

Dividends

On February 27, 2019, the CIBC Board of Directors (the Board) approved an increase in our quarterly common share dividend from $1.36 per share to $1.40 per share for the quarter ending April 30, 2019.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC)

On January 22, 2019, we issued 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares) with a par value of $25.00 per share, for gross proceeds of $325 million. For the initial five-year period to the earliest redemption date of April 30, 2024, the Series 49 shares pay quarterly cash dividends, if declared, at a rate of 5.20%. On April 30, 2024, and on April 30 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.31%.

Holders of the Series 49 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 50 (NVCC) (Series 50 shares), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. Holders of the Series 50 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.31%. Holders of the Series 50 shares may convert their shares on a one-for-one basis into Series 49 shares, subject to certain conditions, on April 30, 2029 and on April 30 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 49 shares at par on April 30, 2024 and on April 30 every five years thereafter; we may redeem all or any part of the then outstanding Series 50 shares at par on April 30, 2029 and on April 30 every five years thereafter.

CIBC FIRST QUARTER 2019	17

Convertible instruments

Non-viability contingent capital (NVCC) instruments

The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at January 31, 2019	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Series 49 (NVCC)	13,000,000	325	5.00	65,000,000
Subordinated indebtedness (2)(3)
3.00% Debentures due October 28, 2024 (NVCC)	n/a	1,000	5.00	300,000,000
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
Total		$6,075		1,565,000,000
(1)

Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)

Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 78% based on the number of CIBC common shares outstanding as at January 31, 2019. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

Bank recapitalization (Bail-in) conversion regulations

The Department of Finance’s final bail-in regulations became effective September 23, 2018. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC) to enact the bail-in regime, including the ability to convert specified eligible shares and liabilities of D-SIBs into common shares in the event such a bank becomes non-viable.

The Superintendent of Financial Institutions (the Superintendent) is responsible for designating D-SIBs, setting minimum Total Loss Absorbing Capacity (TLAC) requirements, and determining whether a bank is non-viable. Senior debt issued by CIBC on or after September 23, 2018, with an original term to maturity of more than 400 days (including explicit or embedded options) that is unsecured or partially secured is subject to bail-in. Consumer deposits, certain derivatives, covered bonds, and certain structured notes would not be eligible for bail-in.

Under the bail-in regime there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares. CDIC determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime.

As at January 31, 2019, $1,642 million (October 31, 2018: $190 million) of our outstanding liabilities were subject to conversion under the bail-in regime.

18	CIBC FIRST QUARTER 2019

Global systemically important banks – public disclosure requirements

The BCBS paper “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” dated July 3, 2013 describes the annual assessment methodology and the 12 indicators used to identify global systemically important banks (G-SIBs). The document also provides annual public disclosure requirements applicable to large globally active banks.

In March 2014, OSFI published an Advisory on the implementation of the G-SIB public disclosure requirements in Canada. Federally regulated banks, including CIBC, which have not been identified as G-SIBs, and have leverage ratio exposure measures greater than the equivalent of €200 billion at year-end, are required to publicly disclose at a minimum the 12 indicators (in Canadian equivalent values) annually. The indicators are calculated based on specific instructions issued by the BCBS, which are updated annually. As a result, values may not be directly comparable against other measures disclosed in this report. The following table provides the 12 indicators used in the BCBS assessment methodology to identify G-SIBs:

$ thousands, as at October 31			2018	2017
Section		Indicators
A. Cross-jurisdictional activity	1.	Cross-jurisdictional claims	$145,485,768	$137,871,916
	2.	Cross-jurisdictional liabilities	160,065,248	153,246,382
B. Size	3.	Total exposures as defined for use in the Basel III leverage ratio (1)	$662,076,733	$618,042,651
C. Interconnectedness	4.	Intra-financial system assets	$52,754,580	$43,165,997
	5.	Intra-financial system liabilities	28,761,881	28,897,735
	6.	Securities outstanding	174,084,211	162,593,638
D. Substitutability/financial institution infrastructure	7.	Payments activity	$15,732,399,282	$16,000,938,465
	8.	Assets under custody	1,852,891,000	1,745,867,000
	9.	Underwritten transactions in debt and equity market	45,495,312	45,422,235
E. Complexity	10.	Notional amount of over-the-counter (OTC) derivatives	$4,132,128,167	$3,406,493,172
	11.	Trading and other securities(2)	34,062,984	39,413,622
	12.	Level 3 assets	1,340,931	2,394,486
(1)	The calculation of this measure as defined by Basel for the purposes of the G-SIB indicator disclosures excludes regulatory adjustments.
(2)

Effective November 1, 2017, trading securities represent securities mandatorily measured and designated at fair value through profit or loss and other securities represent debt and equity securities measured and designated at fair value through other comprehensive income, respectively, under IFRS 9. Prior to November 1, 2017, trading securities represented trading and fair value option securities and other securities represented available-for-sale securities, under IAS 39.

Changes in G-SIB measures

Changes in measures compared with 2017 primarily reflect normal changes in business activity and movement in foreign exchange rates.

A. Cross-jurisdictional activity

The objective of this section is to measure a bank’s global footprint – i.e., the importance of a bank’s activities outside its home jurisdiction. The concept underlying this section is that the international impact of a bank’s distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.

B. Size

Size is a key measure of a bank’s systemic importance as a bank’s distress or failure is more likely to damage the global economy or financial markets if its activities comprise a large share of global activity.

C. Interconnectedness

Financial distress at one institution can materially increase the likelihood of distress at other institutions given the network of contractual obligations in which these firms operate. A bank’s systemic impact is likely to be positively related to its interconnectedness vis-à-vis other financial institutions.

D. Substitutability/financial institution infrastructure

The objective of this section is to measure the extent to which a bank provides financial institution infrastructure. The concept underlying this section is that the greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (e.g., payment systems), the larger the disruption will likely be in the event of its failure, in terms of both service gaps (including the cost to a failed bank’s clients of having to seek the same service from another bank) and reduced flow of market and infrastructure liquidity.

E. Complexity

The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – i.e., its business, structural and operational complexity. The more complex a bank is, the greater are the costs and time needed to resolve the bank.

Future revisions to G-SIBs – public disclosure requirements

The BCBS issued “Global systemically important banks: revised assessment methodology and the higher loss absorbency requirement” in 2018 as a result of the first review of the G-SIB framework. The core elements of the framework have been maintained. A trading volume indicator has been added to the substitutability category, increasing the existing 12 indicators to 13. The scope of consolidation for the G-SIB framework will now include insurance subsidiaries. The revised assessment methodology must be effective by the 2021 G-SIB assessment. The framework will continue to be reviewed every three years with the next review to be completed by 2021.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. These arrangements may involve the use of structured entities (SEs) and credit-related arrangements. SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management. We consolidate all of our sponsored trusts that securitize our own assets.

Details of our off-balance sheet arrangements are provided on page 40 of the 2018 Annual Report and also in Note 6 and Note 21 to the consolidated financial statements in the 2018 Annual Report.

CIBC FIRST QUARTER 2019	19

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 41 to 78 of the 2018 Annual Report.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)

CIBC’s lines of business and functional groups own the risk and are responsible for managing all risks associated with their activities, including identifying, assessing, mitigating and controlling them – this is the first line of defence;

(ii)

As the second line of defence, CIBC’s Risk Management, and other functional groups are responsible for providing guidance and effective independent oversight and challenge of the enterprise-wide risks inherent in CIBC’s business activities; and

(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 47 to 49 in our 2018 Annual Report for details regarding the following top and emerging risks:

•	Technology, information and cyber security risk
•	Disintermediation risk
•	Canadian consumer debt and the housing market
•	Acquisition risk
•	U.S. banking regulation
•	Anti-money laundering
•	Environmental and social governance

The remainder of this section describes top and emerging risks which have been updated for developments that have occurred since the issuance of our 2018 Annual Report, as well as regulatory and accounting developments that are material for CIBC.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities.

Currently, there are several areas of concern which have raised the level of uncertainty in global financial markets. These include: heightened tensions in the Middle East in the aftermath of the decision by the U.S. to re-impose sanctions against Iran and withdraw from the Joint Comprehensive Plan of Action relating to Iran’s nuclear program; the U.S. decision to withdraw from the Intermediate-Range Nuclear Forces Treaty with Russia; the lack of progress in Brexit negotiations as the March 29 deadline approaches; and continued uncertainty surrounding global trade tensions, especially between the U.S. and China. Diplomatic tensions have also risen between Canada and China, as Canada has become involved in a broader conflict between the U.S. and China. The United States Congress’ ratification of the U.S.-Mexico-Canada (USMCA) deal that is intended to replace the North American Free Trade Agreement (NAFTA) remains uncertain. A wide range of potential outcomes on North American trade policy remain a possibility.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

20	CIBC FIRST QUARTER 2019

Commodity prices

Global economic growth is projected to decelerate in 2019, but still provide some support to industrial demand for commodities. The spread between Canada’s heavy oil benchmark, Western Canada Select (WCS), and West Texas Intermediate (WTI) hit crisis levels in the fall of 2018. A rebound in crude oil prices, from late December lows, has stalled amid worries of surging U.S. production and concerns that escalating trade tensions between the U.S. and China will result in slower global economic growth and demand in 2019. While there has been significant improvement in the price of Canada’s heavy oil benchmark, WCS, and a significant narrowing of the spread between WCS and WTI following the production cut imposed by the Premier of Alberta, a return to somewhat wider differentials for Canadian heavy crude oil remains possible as production increases after easing of the mandated curtailments.

CIBC’s overall commodity exposure continues to perform within our risk appetite, with losses in our oil and gas portfolio down significantly from peak levels. Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner.

Regulatory developments

See the “Income taxes”, “Capital resources”, “Credit risk”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at January 31, 2019:

(1)	Includes counterparty credit risk of $299 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $14,243 million, which comprises derivatives and repo-style transactions.
(3)	Includes counterparty credit risk of $360 million, which comprises derivatives and repo-style transactions.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)	Includes investment risk.

CIBC FIRST QUARTER 2019	21

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2019 Jan. 31	2018 Oct. 31
Business and government portfolios – advanced internal ratings-based approach
Drawn	$157,896	$151,299
Undrawn commitments	48,804	50,797
Repo-style transactions	152,898	137,759
Other off-balance sheet	80,912	80,502
OTC derivatives	23,539	21,621
Gross exposure at default (EAD) on business and government portfolios	464,049	441,978
Less: Collateral held for repo-style transactions	139,881	125,368
Net EAD on business and government portfolios	324,168	316,610
Retail portfolios – advanced internal ratings-based approach
Drawn	254,522	259,128
Undrawn commitments	74,359	73,954
Other off-balance sheet	289	286
Gross EAD on retail portfolios	329,170	333,368
Standardized portfolios	58,629	51,983
Securitization exposures	11,210	13,661
Gross EAD	$863,058	$840,990
Net EAD	$723,177	$715,622

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at January 31, 2019	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (2)	$33.2	32%	$69.8	68%	$11.6	100%	$33.2	29%	$81.4	71%
British Columbia and territories (3)	11.8	28	30.6	72	4.5	100	11.8	25	35.1	75
Alberta	14.4	56	11.2	44	2.7	100	14.4	51	13.9	49
Quebec	6.3	43	8.4	57	1.4	100	6.3	39	9.8	61
Central prairie provinces	4.1	55	3.3	45	0.8	100	4.1	50	4.1	50
Atlantic provinces	4.5	54	3.8	46	0.8	100	4.5	49	4.6	51
Canadian portfolio (4)(5)	74.3	37	127.1	63	21.8	100	74.3	33	148.9	67
U.S. portfolio (4)	–	–	1.2	100	0.1	100	–	–	1.3	100
Other international portfolio (4)	–	–	2.2	100	–	–	–	–	2.2	100
Total portfolio	$74.3	36%	$130.5	64%	$21.9	100%	$74.3	33%	$152.4	67%
October 31, 2018	$77.0	37%	$129.0	63%	$22.2	100%	$77.0	34%	$151.2	66%
(1)	We did not have any insured HELOCs as at January 31, 2019 and October 31, 2018.
(2)

Includes $16.3 billion (October 31, 2018: $17.0 billion) of insured residential mortgages, $46.5 billion (October 31, 2018: $45.9 billion) of uninsured residential mortgages, and $6.7 billion (October 31, 2018: $6.9 billion) of HELOCs in the Greater Toronto Area (GTA).

(3)

Includes $5.4 billion (October 31, 2018: $5.6 billion) of insured residential mortgages, $21.9 billion (October 31, 2018: $22.0 billion) of uninsured residential mortgages, and $2.8 billion (October 31, 2018: $2.8 billion) of HELOCs in the Greater Vancouver Area (GVA).

(4)	Geographic location is based on the address of the property.
(5)

72% (October 31, 2018: 73%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

22	CIBC FIRST QUARTER 2019

The average loan-to-value (LTV) ratios(1) for our uninsured residential mortgages and HELOCs originated during the quarter are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third party for the periods presented in the table below.

	2019 Jan. 31		2018 Oct. 31		2018 Jan. 31
For the three months ended	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	63%	67%	63%	67%	64%	67%
British Columbia and territories (3)	60	64	59	63	60	63
Alberta	67	71	68	71	69	72
Quebec	67	72	68	73	69	72
Central prairie provinces	68	73	70	73	69	72
Atlantic provinces	72	74	72	74	72	73
Canadian portfolio (4)	64%	67%	64%	67%	64%	67%
U.S. portfolio (4)	68%	58%	69%	68%	66%	66%
Other international portfolio (4)	73%	n/m	73%	n/m	75%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 61% (October 31, 2018: 61%; January 31, 2018: 62%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 56% (October 31, 2018: 55%; January 31, 2018: 57%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
January 31, 2019 (1)(2)	55%	54%
October 31, 2018 (1)(2)	54%	53%
(1)

LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for January 31, 2019 and October 31, 2018 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of December 31, 2018 and September 30, 2018, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)

Average LTV ratio on our uninsured GTA residential mortgage portfolio was 51% (October 31, 2018: 51%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 44% (October 31, 2018: 43%).

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments other than the minimum contractual amount and/or a different frequency of payments.

Contractual payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
January 31, 2019	–%	1%	2%	5%	45%	47%	–%	–%
October 31, 2018	–%	1%	2%	4%	44%	48%	1%	–%
U.S. portfolio
January 31, 2019	1%	1%	4%	2%	10%	80%	2%	–%
October 31, 2018	1%	1%	4%	2%	10%	80%	2%	–%
Other international portfolio
January 31, 2019	7%	14%	24%	23%	19%	12%	1%	–%
October 31, 2018	8%	16%	26%	22%	17%	11%	–%	–%

Current customer payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
January 31, 2019	2%	4%	6%	11%	37%	32%	5%	3%
October 31, 2018	2%	4%	6%	11%	36%	33%	5%	3%
U.S. portfolio
January 31, 2019	1%	5%	12%	11%	13%	55%	2%	1%
October 31, 2018	2%	4%	13%	12%	13%	53%	2%	1%
Other international portfolio
January 31, 2019	7%	14%	24%	23%	18%	12%	1%	1%
October 31, 2018	7%	16%	25%	22%	17%	11%	1%	1%

On January 1, 2018, new OSFI B-20 guidelines became effective and included changes to qualifying interest rates for uninsured mortgages, more prescriptive guidance around the definitions of non-conforming loans, and enhancements to adjudication procedures.

Reflective of the regulatory measure noted above, in addition to changes in consumer behaviour, we expect our insured mortgage mix as a proportion of total mortgages to continue to decrease. We also continue to anticipate fewer and/or smaller originations going forward as the changes in rules continue to make it more difficult for certain Canadians to qualify for mortgages.

CIBC will continue to closely monitor actions which impact the Canadian housing market and the performance of our Canadian credit portfolios, and will take risk mitigation action as required.

CIBC FIRST QUARTER 2019	23

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at January 31, 2019, our Canadian condominium mortgages were $24.3 billion (October 31, 2018: $24.1 billion) of which 37% (October 31, 2018: 38%) were insured. Our drawn developer loans were $1.5 billion (October 31, 2018: $1.6 billion) or 1.2% (October 31, 2018: 1.3%) of our business and government portfolio, and our related undrawn exposure was $3.2 billion (October 31, 2018: $3.0 billion). The condominium developer exposure is diversified across 104 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 12 to the consolidated financial statements in our 2018 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at	2019 Jan. 31		2018 Oct. 31
	Exposure (1)
Investment grade	$6.06	87.4%	$6.78	87.3%
Non-investment grade	0.86	12.4	0.97	12.5
Watch list	0.01	0.2	0.01	0.1
Default	–	–	0.01	0.1
	$6.93	100.0%	$7.77	100.0%
(1)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Impaired loans

The following table provides details of our impaired loans and allowances for credit losses:

$ millions, as at or for the three months ended	2019 Jan. 31			2018 Oct. 31				2018 Jan. 31
	Business and government loans	Consumer loans	Total	Business and government loans		Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans (1)
Balance at beginning of period under IAS 39	n/a	n/a	n/a	n/a		n/a	n/a	$626	$684	$1,310
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	n/a		n/a	n/a	27	195	222
Balance at beginning of period under IFRS 9	$621	$859	$1,480	$781		$871	$1,652	653	879	1,532
Classified as impaired during the period	428	494	922	107		461	568	44	459	503
Transferred to performing during the period	(21)	(87)	(108)	(43)		(116)	(159)	–	(97)	(97)
Net repayments	(93)	(122)	(215)	(84)		(123)	(207)	(33)	(159)	(192)
Amounts written off	(48)	(226)	(274)	(30)		(237)	(267)	(11)	(224)	(235)
Recoveries of loans and advances previously written off	–	–	–	–		–	–	–	–	–
Disposals of loans	(9)	–	(9)	(116	) (2)	–	(116)	–	–	–
Purchased credit-impaired loans	–	–	–	–		–	–	–	–	–
Foreign exchange and other	(1)	(1)	(2)	6		3	9	(24)	(13)	(37)
Balance at end of period	$877	$917	$1,794	$621		$859	$1,480	$629	$845	$1,474
Allowance for credit losses – impaired loans
Balance at beginning of period under IAS 39	n/a	n/a	n/a	n/a		n/a	n/a	$191	$286	$477
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	n/a		n/a	n/a	13	(25)	(12)
Balance at beginning of period under IFRS 9	$230	$252	$482	$231		$263	$494	204	261	465
Amounts written off	(48)	(226)	(274)	(30)		(237)	(267)	(11)	(224)	(235)
Recoveries of amounts written off in previous periods	1	49	50	5		43	48	3	45	48
Charge to income statement	81 (3)	194	275	70		189	259	26	176	202
Interest accrued on impaired loans	(2)	(4)	(6)	(2)		(3)	(5)	(3)	(2)	(5)
Disposals of loans	–	–	–	(48	) (2)	–	(48)	–	–	–
Transfers	–	–	–	–		–	–	–	–	–
Foreign exchange and other	(4)	1	(3)	4		(3)	1	(11)	(7)	(18)
Balance at end of period	$258	$266	$524	$230		$252	$482	$208	$249	$457
Net impaired loans (4)
Balance at beginning of period under IAS 39	n/a	n/a	n/a	n/a		n/a	n/a	$435	$398	$833
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	n/a		n/a	n/a	14	220	234
Balance at beginning of period under IFRS 9	$391	$607	$998	$550		$608	$1,158	449	618	1,067
Net change in gross impaired	256	58	314	(160)		(12)	(172)	(24)	(34)	(58)
Net change in allowance	(28)	(14)	(42)	1		11	12	(4)	12	8
Balance at end of period	$619	$651	$1,270	$391		$607	$998	$421	$596	$1,017
Net impaired loans as a percentage of net loans and acceptances			0.33%				0.26%			0.28%
(1)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(2)

Includes loans with a par value of $116 million and ECL of $48 million that were derecognized as a result of a debt restructuring agreement completed with the Government of Barbados on October 31, 2018.

(3)	Excludes $20 million of provision for credit losses on impaired business and government undrawn credit facilities and other off-balance sheet exposures.
(4)

Effective November 1, 2017, net impaired loans are gross impaired loans net of stage 3 allowance for credit losses. In prior periods, net impaired loans was calculated by deducting the individual allowance and the portion of the collective allowance relating to impaired loans, which were generally loans that were past 90 days in arrears, from gross impaired loans.

n/a	Not applicable.

24	CIBC FIRST QUARTER 2019

Gross impaired loans

As at January 31, 2019, gross impaired loans were $1,794 million, up $320 million from the same quarter last year, primarily due to increases in the utilities, retail and wholesale, and financial institutions sectors, an increase in Canadian residential mortgages, and the impact of U.S. dollar appreciation on our existing portfolio. These factors were partially offset by reductions in residential mortgages relating to CIBC FirstCaribbean, a repayment in the oil and gas sector and a write-off in the U.S. real estate and construction sector.

Gross impaired loans were up $314 million from the prior quarter, mainly due to increases in the utilities, retail and wholesale, and business services sectors, and an increase in Canadian residential mortgages.

52% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios accounted for the majority.

28% of gross impaired loans related to the U.S., of which the utilities, real estate and construction, education, health and social services, and financial institutions sectors accounted for the majority.

The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios and the real estate and construction sector accounted for the majority.

Allowance for credit losses – impaired loans

Allowance for credit losses on impaired loans was $524 million, up $67 million from the same quarter last year, primarily due to increases in the retail and wholesale, and utilities sectors, an increase in the Canadian consumer lending portfolio, and the impact of U.S. dollar appreciation on our existing portfolio. These factors were partially offset by repayments and write-offs in the U.S. real estate and construction sector.

Allowance for credit losses on impaired loans was up $42 million from the prior quarter, primarily due to increases in the utilities, retail and wholesale, and business services sectors, partially offset by repayments and write-offs in the U.S. real estate and construction sector.

Exposure to certain countries and regions

Europe

The following table provides our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the table below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 49% (October 31, 2018: 46%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s Investors Service, Inc. (Moody’s) or Standard & Poor’s (S&P).

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at January 31, 2019	Corporate	Sovereign	Bank	Total funded (A)	Corporate	Bank	Total unfunded (B)
Austria	$–	$448	$106	$554	$–	$1	$1
Belgium	12	–	14	26	–	–	–
Finland	–	1	64	65	82	–	82
France	28	23	129	180	131	15	146
Germany	166	1,113	828	2,107	160	33	193
Ireland	42	–	183	225	15	–	15
Luxembourg	5	–	1,523	1,528	–	37	37
Netherlands	368	357	250	975	151	53	204
Spain	3	–	9	12	–	11	11
Total Eurozone	$624	$1,942	$3,106	$5,672	$539	$150	$689
Czech Republic	$–	$–	$–	$–	$–	$–	$–
Denmark	3	–	44	47	–	55	55
Norway	–	211	332	543	613	–	613
Sweden	1	413	164	578	109	–	109
Switzerland	295	–	32	327	5	–	5
Turkey	–	–	46	46	–	–	–
United Kingdom	1,105	424	514	2,043	3,254	365	3,619
Total non-Eurozone	$1,404	$1,048	$1,132	$3,584	$3,981	$420	$4,401
Total Europe	$2,028	$2,990	$4,238	$9,256	$4,520	$570	$5,090
October 31, 2018	$1,821	$2,686	$3,649	$8,156	$4,472	$482	$4,954

CIBC FIRST QUARTER 2019	25

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at January 31, 2019	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$–	$–	$–	$–	$555
Belgium	–	–	10	10	10	–	26
Finland	–	–	52	52	48	4	151
France	21	10	1,538	1,569	1,522	47	373
Germany	10	–	693	703	649	54	2,354
Ireland	–	–	7,075	7,075	7,003	72	312
Luxembourg	1	–	294	295	269	26	1,591
Netherlands	30	–	128	158	108	50	1,229
Spain	–	–	–	–	–	–	23
Total Eurozone	$62	$10	$9,790	$9,862	$9,609	$253	$6,614
Czech Republic	$–	$1,379	$–	$1,379	$1,314	$65	$65
Denmark	–	–	–	–	–	–	102
Norway	–	–	–	–	–	–	1,156
Sweden	6	–	45	51	45	6	693
Switzerland	4	–	3,913	3,917	3,744	173	505
Turkey	–	–	–	–	–	–	46
United Kingdom	626	1,531	7,452	9,609	8,891	718	6,380
Total non-Eurozone	$636	$2,910	$11,410	$14,956	$13,994	$962	$8,947
Total Europe	$698	$2,920	$21,200	$24,818	$23,603	$1,215	$15,561
October 31, 2018	$686	$1,568	$20,762	$23,016	$21,270	$1,746	$14,856
(1)	The amounts are shown net of CVA.
(2)

Collateral on derivative MTM receivables was $0.9 billion (October 31, 2018: $0.8 billion), collateral on repo-style transactions was $22.7 billion (October 31, 2018: $20.5 billion), and both are comprised of cash and investment grade debt securities.

We have $336 million (October 31, 2018: $465 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for our derivatives trades, or securities borrowing and lending activity, from counterparties that are not in Europe.

Selected exposure in certain activities

In response to the recommendations of the Financial Stability Board, this section provides information on a selected activity within our continuing and exited businesses that may be of particular interest to investors based on the risk characteristics and the current market environment. For additional information on selected exposures, refer to page 63 of the 2018 Annual Report.

U.S. real estate lending

In our U.S. Commercial Banking and Wealth Management SBU, we operate a full-service real estate platform which offers credit to mid-market clients. Once construction is complete, and the property is income producing, we may occasionally offer fixed-rate financing within a permanent financing program (typically with average terms of up to 10 years). This portfolio of permanent financing exposures, which is a small subset of our total U.S. real estate lending portfolio, serves as a warehouse for inclusion in future commercial mortgage-backed securities (CMBS) programs. We retain no exposure to those CMBS programs. As at January 31, 2019, the portfolio of permanent financing exposures was $35 million (October 31, 2018: $41 million).

26	CIBC FIRST QUARTER 2019

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2019 Jan. 31					2018 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$4,088	$–		$1,946	$2,142	$4,380	$–		$2,340	$2,040	Foreign exchange
Interest-bearing deposits with banks	12,484	417		12,067	–	13,311	96		13,215	–	Interest rate
Securities	109,027	51,378		57,649	–	101,664	49,784		51,880	–	Equity, interest rate
Cash collateral on securities borrowed	4,962	–		4,962	–	5,488	–		5,488	–	Interest rate
Securities purchased under resale agreements	51,886	–		51,886	–	43,450	–		43,450	–	Interest rate
Loans
Residential mortgages	207,657	–		207,657	–	207,749	–		207,749	–	Interest rate
Personal	42,666	–		42,666	–	43,058	–		43,058	–	Interest rate
Credit card	12,477	–		12,477	–	12,673	–		12,673	–	Interest rate
Business and government	113,976	16,521	(1)	97,455	–	109,555	15,730	(1)	93,825	–	Interest rate
Allowance for credit losses	(1,715)	–		(1,715)	–	(1,639)	–		(1,639)	–	Interest rate
Derivative instruments	21,174	19,442	(2)	1,732	–	21,431	19,132	(2)	2,299	–	Interest rate, foreign exchange
Customers’ liability under acceptances	10,011	–		10,011	–	10,265	–		10,265	–	Interest rate
Other assets	25,954	796		14,848	10,310	25,714	561		15,474	9,679	Interest rate, equity, foreign exchange
	$614,647	$88,554		$513,641	$12,452	$597,099	$85,303		$500,077	$11,719
Deposits	$464,707	$437	(3)	$418,193	$46,077	$461,015	$507	(3)	$414,051	$46,457	Interest rate
Obligations related to securities sold short	15,435	15,418		17	–	13,782	13,731		51	–	Interest rate
Cash collateral on securities lent	2,660	–		2,660	–	2,731	–		2,731	–	Interest rate
Obligations related to securities sold under repurchase agreements	42,481	–		42,481	–	30,840	–		30,840	–	Interest rate
Derivative instruments	23,337	21,731	(2)	1,606	–	20,973	19,013	(2)	1,960	–	Interest rate, foreign exchange
Acceptances	10,051	–		10,051	–	10,296	–		10,296	–	Interest rate
Other liabilities	15,731	1,874		7,019	6,838	18,266	2,051		8,527	7,688	Interest rate
Subordinated indebtedness	4,162	–		4,162	–	4,080	–		4,080	–	Interest rate
	$578,564	$ 39,460		$ 486,189	$ 52,915	$561,983	$35,302		$472,536	$54,145
(1)	Excludes $33 million (October 31, 2018: $39 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(2)	Excludes derivatives relating to run-off businesses which are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended January 31, 2019 was up $0.2 million from the prior quarter, primarily due to an increase in equity, credit spread and foreign exchange risks, partially offset by a decrease in interest rate, commodity and debt specific risks.

Average stressed total VaR for the three months ended January 31, 2019 was up $8.6 million from the prior quarter, driven by increases in foreign exchange, credit spread, equity and interest rate risk. Positioning in the trading book is the primary cause of the increase in risk. During the current stressed VaR period from September 2, 2008 to August 31, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended January 31, 2019 was up $50.6 million from the prior quarter, mainly due to an increase in fixed income trading inventory.

CIBC FIRST QUARTER 2019	27

VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2019 Jan. 31		2018 Oct. 31		2018 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$5.2	$2.8	$4.5	$4.1	$3.5	$4.9	$3.2	$4.4
Credit spread risk	1.8	0.9	1.1	1.3	1.6	1.0	0.7	0.8
Equity risk	7.5	2.3	2.7	3.5	3.7	2.7	2.3	2.6
Foreign exchange risk	2.3	0.6	1.5	1.3	1.3	1.0	1.8	2.4
Commodity risk	2.8	1.1	1.3	1.4	1.5	1.6	1.8	2.6
Debt specific risk	1.8	1.3	1.6	1.5	1.3	1.6	1.2	1.3
Diversification effect (1)	n/m	n/m	(7.7)	(7.8)	(7.9)	(7.7)	(6.8)	(8.9)
Total VaR (one-day measure)	$8.3	$4.0	$5.0	$5.3	$5.0	$5.1	$4.2	$5.2
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2019 Jan. 31		2018 Oct. 31		2018 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$25.1	$9.7	$17.6	$15.8	$14.2	$14.4	$11.8	$21.6
Credit spread risk	18.1	8.5	10.0	13.6	17.9	11.2	7.3	6.3
Equity risk	8.9	3.0	3.4	5.2	6.3	3.3	4.1	2.1
Foreign exchange risk	17.3	2.0	8.2	7.3	2.7	2.4	8.4	6.6
Commodity risk	4.6	1.3	2.3	2.6	2.5	2.1	2.5	3.1
Debt specific risk	7.3	4.9	5.9	6.0	6.3	5.2	4.0	3.3
Diversification effect (1)	n/m	n/m	(36.7)	(32.4)	(33.4)	(29.1)	(24.8)	(33.5)
Stressed total VaR (one-day measure)	$42.0	$8.9	$10.7	$18.1	$16.5	$9.5	$13.3	$9.5
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

$ millions, as at or for the three months ended				2019 Jan. 31		2018 Oct. 31		2018 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Default risk	$218.0	$168.1	$180.9	$193.8	$176.1	$153.8	$125.2	$116.0
Migration risk	73.5	45.5	67.2	57.3	53.1	46.7	44.2	65.7
IRC (one-year measure) (1)	$279.1	$219.2	$248.1	$251.1	$229.2	$200.5	$169.4	$181.7
(1)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.

28	CIBC FIRST QUARTER 2019

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $14.7 million occurred on January 9, 2019. It was attributable to the normal course of business within our global markets line of business, notably in equity derivatives. Average daily trading revenue (TEB) was $5.3 million during the quarter, and the average daily TEB was $0.6 million.

Trading revenue (TEB)(1) versus VaR

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.

Non-trading activities

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading related businesses. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the commitment and prepayment exposures of mortgage products, non-maturity deposits and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and potential early withdrawals, of an immediate and sustained 100 basis point increase or decrease in all interest rates.

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at	2019 Jan. 31		2018 Oct. 31		2018 Jan. 31
	CAD (1)	USD	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$241	$50	$170	$32	$228	$47
Increase (decrease) in present value of shareholders’ equity	(418)	(286)	(396)	(230)	(340)	(106)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(301)	(64)	(246)	(58)	(305)	(100)
Increase (decrease) in present value of shareholders’ equity	333	78	316	269	303	17
(1)	Includes CAD and other currency exposures.

CIBC FIRST QUARTER 2019	29

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC’s approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan.

The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and consider CIBC’s business activities. The Liquidity Risk Management Committee, a subcommittee of GALCO, is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The Risk Management Committee (RMC) approves CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources, that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2019	Cash and deposits with banks	$16,572	$–	$16,572	$732	$15,840
Jan. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	71,955	80,963	152,918	85,670	67,248
	Other debt securities	7,173	2,136	9,309	1,402	7,907
	Equities	25,365	18,133	43,498	27,077	16,421
	Canadian government guaranteed National Housing Act mortgage-backed securities	43,953	1,052	45,005	12,477	32,528
	Other liquid assets (2)	6,708	2,188	8,896	6,133	2,763
		$171,726	$104,472	$276,198	$133,491	$142,707
2018	Cash and deposits with banks	$17,691	$–	$17,691	$686	$17,005
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	67,478	74,933	142,411	75,431	66,980
	Other debt securities	6,684	2,092	8,776	1,240	7,536
	Equities	25,018	20,641	45,659	27,859	17,800
	Canadian government guaranteed National Housing Act mortgage-backed securities	39,465	834	40,299	10,182	30,117
	Other liquid assets (2)	6,500	1,598	8,098	6,621	1,477
		$162,836	$100,098	$262,934	$122,019	$140,915
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2019 Jan. 31	2018 Oct. 31
CIBC (parent)	$104,625	$99,486
Domestic subsidiaries	10,976	15,988
Foreign subsidiaries	27,106	25,441
	$142,707	$140,915

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased by $1.8 billion since October 31, 2018, primarily due to regular business activities, including deposit growth.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the Federal Reserve Bank’s Discount Window.

30	CIBC FIRST QUARTER 2019

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes.

The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2019	Cash and deposits with banks	$–	$732	$15,840	$–	$16,572
Jan. 31	Securities	114,355	269	97,077	–	211,701
	Loans, net of allowance (3)	2,000	40,688	36,766	295,491	374,945
	Other assets	4,874	–	618	51,647	57,139
		$121,229	$41,689	$150,301	$347,138	$660,357
2018	Cash and deposits with banks	$–	$686	$17,005	$–	$17,691
Oct. 31	Securities	104,039	130	96,021	–	200,190
	Loans, net of allowance (3)	1,600	44,553	33,499	292,507	372,159
	Other assets	5,071	–	251	52,088	57,410
		$110,710	$45,369	$146,776	$344,595	$647,450
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.

CIBC FIRST QUARTER 2019	31

The LCR is disclosed using a standard OSFI-prescribed disclosure template.

$ millions, average of the three months ended January 31, 2019		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$111,928
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$151,955	10,131
3	Stable deposits	72,358	2,171
4	Less stable deposits	79,597	7,960
5	Unsecured wholesale funding, of which:	130,448	60,123
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	52,057	12,544
7	Non-operational deposits (all counterparties)	60,997	30,185
8	Unsecured debt	17,394	17,394
9	Secured wholesale funding	n/a	7,132
10	Additional requirements, of which:	93,361	25,970
11	Outflows related to derivative exposures and other collateral requirements	10,171	6,919
12	Outflows related to loss of funding on debt products	4,988	4,988
13	Credit and liquidity facilities	78,202	14,063
14	Other contractual funding obligations	2,475	2,475
15	Other contingent funding obligations	281,710	5,135
16	Total cash outflows	659,949	110,966
Cash inflows
17	Secured lending (e.g. reverse repos)	66,707	9,984
18	Inflows from fully performing exposures	16,188	8,103
19	Other cash inflows	7,278	7,278
20	Total cash inflows	$90,173	$25,365
			Total adjusted value
21	Total HQLA	n/a	$111,928
22	Total net cash outflows	n/a	$85,601
23	LCR	n/a	131%
$ millions, average of the three months ended October 31, 2018			Total adjusted value
24	Total HQLA	n/a	$110,318
25	Total net cash outflows	n/a	$85,943
26	LCR	n/a	128%
(1)

Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at January 31, 2019 increased to 131% from 128% in the prior quarter, mainly due to an increase in HQLA.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund the balance sheet with deposits primarily raised from personal and commercial banking channels. Personal deposits accounted for $172.8 billion as at January 31, 2019 (October 31, 2018: $163.9 billion). CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

32	CIBC FIRST QUARTER 2019

The following table provides the contractual maturity profile of CIBC’s wholesale funding sources at their carrying values:

$ millions, as at January 31, 2019	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks (1)	$1,268	$143	$50	$57	$1,518	$–	$–	$1,518
Certificates of deposit and commercial paper	5,105	11,234	15,784	17,808	49,931	1,540	398	51,869
Bearer deposit notes and bankers’ acceptances	661	743	2,468	247	4,119	–	–	4,119
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Legacy senior unsecured medium-term notes (2)	–	120	4,700	7,049	11,869	5,963	22,813	40,645
Senior unsecured medium-term notes (3)	–	–	4	9	13	80	1,479	1,572
Senior unsecured structured notes	–	–	–	283	283	–	–	283
Covered bonds/asset-backed securities
Mortgage securitization	–	574	509	1,100	2,183	2,668	11,862	16,713
Covered bonds	264	862	–	3,007	4,133	2,510	11,610	18,253
Cards securitization	–	1,314	–	723	2,037	2,109	–	4,146
Subordinated liabilities	–	–	–	–	–	–	4,162	4,162
Other	–	3	4	59	66	–	5	71
	$7,298	$14,993	$23,519	$30,342	$76,152	$14,870	$52,329	$143,351
Of which:
Secured	$264	$2,750	$509	$4,830	$8,353	$7,287	$23,472	$39,112
Unsecured	7,034	12,243	23,010	25,512	67,799	7,583	28,857	104,239
	$7,298	$14,993	$23,519	$30,342	$76,152	$14,870	$52,329	$143,351
October 31, 2018	$12,815	$18,208	$20,495	$29,167	$80,685	$17,421	$52,711	$150,817

(1)   Includes non-negotiable term deposits from banks.

(2)   Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to the bail-in regulations.

(3)   Comprised of wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital resources” section for additional details.

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at		2019 Jan. 31		2018 Oct. 31
CAD	$48.5	34%	$49.6	33%
USD	74.0	52	80.8	54
Other	20.9	14	20.4	13
	$143.4	100%	$150.8	100%

We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.

Our credit ratings are summarized in the following table:

As at January 31, 2019	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA-	Aa2	A+
Legacy senior debt (2)	AA	AA-	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	BBB+
Subordinated indebtedness	A(H)	A+	Baa1	BBB+
Subordinated indebtedness – NVCC (4)	A(L)	A+	Baa1	BBB
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-3(H)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)	DBRS Long-Term Issuer Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating; Fitch Long-Term Issuer Default and Derivative Counterparty Rating.
(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital resources” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2019 Jan. 31	2018 Oct. 31
One-notch downgrade	$ 0.1	$0.1
Two-notch downgrade	0.2	0.2	(1)
Three-notch downgrade	0.3	0.3	(1)
(1)	Restated.

CIBC FIRST QUARTER 2019	33

Regulatory developments concerning liquidity

OSFI’s LAR guideline became effective in 2015. It is driven by the BCBS’ liquidity standards, and includes the LCR, net stable funding ratio (NSFR) and other liquidity monitoring tools. It is further supplemented by the Net Cumulative Cash Flow (NCCF), an OSFI-designed supervisory tool. OSFI uses the LAR and associated metrics to assess individual banks’ liquidity adequacy.

On October 31, 2014, the BCBS published its final NSFR guideline. In October 2017, OSFI provided updated draft NSFR guidance and is engaging industry participants and the public to review its NSFR implementation plans and to clarify details of the NSFR and its application to the Canadian financial industry. In February 2018, OSFI announced that the implementation of the NSFR for deposit-taking institutions will be January 2020.

Consistent with the requirements above, we submit the LCR and NCCF reports to OSFI on a monthly basis and the NSFR report quarterly. We provide the LCR and NSFR reports to the BCBS twice annually.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at January 31, 2019	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$4,088	$–	$–	$–	$–	$–	$–	$–	$–	$4,088
Interest-bearing deposits with banks	12,484	–	–	–	–	–	–	–	–	12,484
Securities	3,604	1,966	3,273	2,382	2,553	7,671	34,162	27,227	26,189	109,027
Cash collateral on securities borrowed	4,962	–	–	–	–	–	–	–	–	4,962
Securities purchased under resale agreements	29,121	9,985	9,142	774	186	2,678	–	–	–	51,886
Loans
Residential mortgages	1,993	5,305	11,803	10,863	10,686	53,838	104,478	8,313	378	207,657
Personal	540	733	996	867	1,048	223	1,717	2,304	34,238	42,666
Credit card	262	524	786	786	786	3,144	6,189	–	–	12,477
Business and government	12,017	3,600	4,969	2,822	5,209	15,997	38,630	13,180	17,552	113,976
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,715)	(1,715)
Derivative instruments	2,170	2,040	1,031	1,024	1,554	2,120	4,626	6,609	–	21,174
Customers’ liability under acceptances	8,610	1,265	130	6	–	–	–	–	–	10,011
Other assets	–	–	–	–	–	–	–	–	25,954	25,954
	$79,851	$25,418	$32,130	$19,524	$22,022	$85,671	$189,802	$57,633	$102,596	$614,647
October 31, 2018	$71,919	$28,094	$22,273	$28,495	$19,833	$83,405	$187,178	$53,821	$102,081	$597,099
Liabilities
Deposits (1)	$15,940	$26,990	$39,777	$31,174	$29,226	$25,183	$52,384	$8,947	$235,086	$464,707
Obligations related to securities sold short	15,435	–	–	–	–	–	–	–	–	15,435
Cash collateral on securities lent	2,660	–	–	–	–	–	–	–	–	2,660
Obligations related to securities sold under repurchase agreements	39,392	3,000	–	89	–	–	–	–	–	42,481
Derivative instruments	2,575	2,302	1,266	1,413	1,990	2,347	3,999	7,445	–	23,337
Acceptances	8,650	1,265	130	6	–	–	–	–	–	10,051
Other liabilities	–	–	–	–	–	–	–	–	15,731	15,731
Subordinated indebtedness	–	–	–	–	–	–	–	4,162	–	4,162
Equity	–	–	–	–	–	–	–	–	36,083	36,083
	$84,652	$33,557	$41,173	$32,682	$31,216	$27,530	$56,383	$20,554	$286,900	$614,647
October 31, 2018	$78,258	$33,933	$36,399	$32,776	$27,726	$29,779	$56,793	$19,607	$281,828	$597,099
(1)

Comprises $172.8 billion (October 31, 2018: $163.9 billion) of personal deposits of which $161.2 billion (October 31, 2018: $153.2 billion) are in Canada and $11.6 billion (October 31, 2018: $10.7 billion) are in other countries; $278.8 billion (October 31, 2018: $282.7 billion) of business and government deposits and secured borrowings of which $208.4 billion (October 31, 2018: $211.9 billion) are in Canada and $70.4 billion (October 31, 2018: $70.8 billion) are in other countries; and $13.1 billion (October 31, 2018: $14.4 billion) of bank deposits of which $5.1 billion (October 31, 2018: $5.9 billion) are in Canada and $8.0 billion (October 31, 2018: $8.5 billion) are in other countries.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

34	CIBC FIRST QUARTER 2019

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at January 31, 2019	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$36,177	$3,505	$8,000	$–	$–	$–	$–	$–	$–	$47,682
Unutilized credit commitments	520	5,504	2,893	2,664	2,383	11,944	46,696	1,726	152,764	227,094
Backstop liquidity facilities	8,926	178	1,455	10	–	414	–	13	–	10,996
Standby and performance letters of credit	1,719	1,644	3,086	1,658	3,653	580	1,018	552	–	13,910
Documentary and commercial letters of credit	28	72	29	22	22	1	1	–	–	175
	$47,370	$10,903	$15,463	$4,354	$6,058	$12,939	$47,715	$2,291	$152,764	$299,857
October 31, 2018	$43,053	$22,587	$11,367	$6,716	$4,879	$11,622	$47,445	$2,449	$150,139	$300,257
(1)	Includes $118.6 billion (October 31, 2018: $116.5 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.7 billion (October 31, 2018: $2.7 billion) for cash because it is reported on the interim consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at January 31, 2019	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	Total
Operating leases	$42	$83	$125	$124	$122	$483	$1,279	$3,385	$5,643
Purchase obligations (1)	75	229	177	180	153	477	679	116	2,086
Pension contributions (2)	16	32	49	49	–	–	–	–	146
Underwriting commitments	197	–	–	–	–	–	–	–	197
Investment commitments	–	–	2	2	5	2	3	167	181
	$330	$344	$353	$355	$280	$962	$1,961	$3,668	$8,253
October 31, 2018	$331	$304	$370	$347	$342	$970	$1,964	$3,751	$8,379
(1)

Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)

Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, information and cyber security, reputation and legal, regulatory compliance, and environmental and social risks. These risks and related policies and processes have not changed significantly from those described on pages 76 to 78 of the 2018 Annual Report.

CIBC FIRST QUARTER 2019	35

Accounting and control matters

Critical accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board. A summary of significant accounting policies is presented in Note 1 to our consolidated financial statements of our 2018 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2018, except that CIBC adopted IFRS 15 “Revenue from Contracts with Customers” effective November 1, 2018 as described in Note 1 to our interim consolidated financial statements. The application of IFRS 15 has not had a material impact on our interim consolidated financial statements.

Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates in the critical accounting policies discussed on pages 79 to 84 of our 2018 Annual Report could have a material impact on our financial results. No significant changes have occurred with respect to our critical accounting estimates since our 2018 Annual Report.

Accounting developments

For details on future accounting policy changes, refer to Note 1 to our interim consolidated financial statements and Note 31 to the consolidated financial statements included in our 2018 Annual Report.

Other regulatory developments

Reforms to interest rate benchmarks

Various interest rate and other indices that are deemed to be “benchmarks” (including the London Interbank Offered Rate (LIBOR)) are the subject of international regulatory guidance and proposals for reform. The U.K.’s Financial Conduct Authority announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021 and, therefore, this benchmark and others may be discontinued beyond that date. These reform pressures may cause current benchmarks to disappear entirely, perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. Accordingly, this uncertainty in respect of relevant benchmarks may adversely affect the value of, return on, or trading market for contracts linked to any such benchmark. CIBC will continue to monitor developments in this area.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at January 31, 2019 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related-party transactions

There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2018. For additional information, refer to pages 85 and 171 of the 2018 Annual Report.

CIBC FIRST QUARTER 2019	36

Interim consolidated financial statements

(Unaudited)

Contents

38	Consolidated balance sheet

39	Consolidated statement of income

40	Consolidated statement of comprehensive income

41	Consolidated statement of changes in equity

42	Consolidated statement of cash flows

43	Notes to the interim consolidated financial statements

43	Note 1	–	Changes in accounting policies

44	Note 2	–	Fair value measurement

47	Note 3	–	Significant transactions

48	Note 4	–	Securities

49	Note 5	–	Loans

53	Note 6	–	Deposits

54	Note 7	–	Share capital

55	Note 8	–	Post-employment benefits

56	Note 9	–	Income taxes

56	Note 10	–	Earnings per share

57	Note 11	–	Contingent liabilities and provision

57	Note 12	–	Interest income and expense

58	Note 13	–	Segmented information

CIBC FIRST QUARTER 2019	37

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2019 Jan. 31	2018 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$4,088	$4,380
Interest-bearing deposits with banks	12,484	13,311
Securities (Note 4)	109,027	101,664
Cash collateral on securities borrowed	4,962	5,488
Securities purchased under resale agreements	51,886	43,450
Loans (Note 5)
Residential mortgages	207,657	207,749
Personal	42,666	43,058
Credit card	12,477	12,673
Business and government	113,976	109,555
Allowance for credit losses	(1,715)	(1,639)
	375,061	371,396
Other
Derivative instruments	21,174	21,431
Customers’ liability under acceptances	10,011	10,265
Land, buildings and equipment	1,783	1,795
Goodwill	5,555	5,564
Software and other intangible assets	1,920	1,945
Investments in equity-accounted associates and joint ventures	520	526
Deferred tax assets	621	601
Other assets	15,555	15,283
	57,139	57,410
	$614,647	$597,099
LIABILITIES AND EQUITY
Deposits (Note 6)
Personal	$172,836	$163,879
Business and government	239,697	240,149
Bank	13,062	14,380
Secured borrowings	39,112	42,607
	464,707	461,015
Obligations related to securities sold short	15,435	13,782
Cash collateral on securities lent	2,660	2,731
Obligations related to securities sold under repurchase agreements	42,481	30,840
Other
Derivative instruments	23,337	20,973
Acceptances	10,051	10,296
Deferred tax liabilities	41	43
Other liabilities	15,690	18,223
	49,119	49,535
Subordinated indebtedness	4,162	4,080
Equity
Preferred shares (Note 7)	2,575	2,250
Common shares (Note 7)	13,350	13,243
Contributed surplus	131	136
Retained earnings	19,101	18,537
Accumulated other comprehensive income (AOCI)	752	777
Total shareholders’ equity	35,909	34,943
Non-controlling interests	174	173
Total equity	36,083	35,116
	$614,647	$597,099

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

38	CIBC FIRST QUARTER 2019

Consolidated statement of income

Unaudited, millions of Canadian dollars, except as noted, for the three months ended	2019 Jan. 31 (1)	2018 Oct. 31 (1)	2018 Jan. 31 (1)
Interest income (Note 12)
Loans	$4,013	$3,764	$3,225
Securities	655	583	483
Securities borrowed or purchased under resale agreements	364	310	210
Deposits with banks	92	79	66
	5,124	4,736	3,984
Interest expense (Note 12)
Deposits	2,142	1,852	1,278
Securities sold short	71	75	66
Securities lent or sold under repurchase agreements	258	224	121
Subordinated indebtedness	47	43	38
Other	10	3	8
	2,528	2,197	1,511
Net interest income	2,596	2,539	2,473
Non-interest income
Underwriting and advisory fees	103	91	101
Deposit and payment fees	227	223	222
Credit fees	229	212	210
Card fees	117	128	130
Investment management and custodial fees	315	328	301
Mutual fund fees	393	406	409
Insurance fees, net of claims	112	105	110
Commissions on securities transactions	83	89	96
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	176	191	138
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	4	(58)	8
Foreign exchange other than trading	91	64	101
Income from equity-accounted associates and joint ventures	22	27	29
Other	97	107	131
	1,969	1,913	1,986
Total revenue	4,565	4,452	4,459
Provision for credit losses (Note 5)	338	264	153
Non-interest expenses
Employee compensation and benefits	1,400	1,353	1,461
Occupancy costs	220	228	217
Computer, software and office equipment	444	467	416
Communications	75	78	78
Advertising and business development	81	95	72
Professional fees	49	71	53
Business and capital taxes	32	26	28
Other (Note 3)	459	273	253
	2,760	2,591	2,578
Income before income taxes	1,467	1,597	1,728
Income taxes (Note 9)	285	329	400
Net income	$1,182	$1,268	$1,328
Net income attributable to non-controlling interests	$4	$2	$5
Preferred shareholders	$23	$24	$18
Common shareholders	1,155	1,242	1,305
Net income attributable to equity shareholders	$1,178	$1,266	$1,323
Earnings per share (in dollars) (Note 10)
Basic	$2.61	$2.81	$2.96
Diluted	2.60	2.80	2.95
Dividends per common share (in dollars)	1.36	1.36	1.30
(1)	Interest income included $4.7 billion for the quarter ended January 31, 2019 (October 31, 2018: $4.4 billion; January 31, 2018: $3.7 billion) calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2019	39

Consolidated statement of comprehensive income

Unaudited, millions of Canadian dollars, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Net income	$1,182	$1,268	$1,328
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(66)	340	(1,562)
Net gains (losses) on hedges of investments in foreign operations	38	(159)	980
	(28)	181	(582)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	98	(28)	(44)
Net (gains) losses reclassified to net income	(6)	–	(7)
	92	(28)	(51)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	44	(66)	54
Net (gains) losses reclassified to net income	(1)	38	(48)
	43	(28)	6
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(135)	(95)	107
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	10	(8)	(3)
Net gains (losses) on equity securities designated at FVOCI	2	10	14
Total OCI (1)	(16)	32	(509)
Comprehensive income	$1,166	$1,300	$819
Comprehensive income attributable to non-controlling interests	$4	$2	$5
Preferred shareholders	$23	$24	$18
Common shareholders	1,139	1,274	796
Comprehensive income attributable to equity shareholders	$1,162	$1,298	$814

(1)   Includes $13 million of gains for the quarter ended January 31, 2019 (October 31, 2018: $3 million of losses; January 31, 2018: $2 million of losses), relating to our investments in equity-accounted associates and joint ventures.

Unaudited, millions of Canadian dollars, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$–	$(2)	$48
Net gains (losses) on hedges of investments in foreign operations	(2)	5	(120)
	(2)	3	(72)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(18)	7	4
Net (gains) losses reclassified to net income	2	–	1
	(16)	7	5
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(16)	22	(20)
Net (gains) losses reclassified to net income	1	(14)	18
	(15)	8	(2)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	42	30	(40)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(4)	3	1
Net gains (losses) on equity securities designated at FVOCI	–	(4)	(4)
	$5	$47	$(112)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

40	CIBC FIRST QUARTER 2019

Consolidated statement of changes in equity

Unaudited, millions of Canadian dollars, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Preferred shares (Note 7)
Balance at beginning of period	$2,250	$2,250	$1,797
Issue of preferred shares	325	–	450
Treasury shares	–	–	(1)
Balance at end of period	$2,575	$2,250	$2,246
Common shares (Note 7)
Balance at beginning of period	$13,243	$13,201	$12,548
Issued pursuant to the acquisition of The PrivateBank	–	–	194
Issued pursuant to the acquisition of Wellington Financial	–	–	47
Other issue of common shares	104	94	278
Purchase of common shares for cancellation	–	(52)	–
Treasury shares	3	–	3
Balance at end of period	$13,350	$13,243	$13,070
Contributed surplus
Balance at beginning of period	$136	$133	$137
Compensation expense arising from equity-settled share-based awards	4	8	5
Exercise of stock options and settlement of other equity-settled share-based awards	(9)	(4)	(10)
Other	–	(1)	3
Balance at end of period	$131	$136	$135
Retained earnings
Balance at beginning of period before accounting policy changes	$18,537	n/a	$16,101
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	(144)
Impact of adopting IFRS 15 at November 1, 2018 (Note 1)	6	n/a	n/a
Balance at beginning of period after accounting policy changes	18,543	$18,051	15,957
Net income attributable to equity shareholders	1,178	1,266	1,323
Dividends
Preferred	(23)	(24)	(18)
Common	(603)	(602)	(574)
Premium on purchase of common shares for cancellation	–	(163)	–
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	9	1	17
Other (1)	(3)	8	(4)
Balance at end of period	$19,101	$18,537	$16,701
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,024	$843	$738
Net change in foreign currency translation adjustments	(28)	181	(582)
Balance at end of period	$996	$1,024	$156
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period under IAS 39	n/a	n/a	$60
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	(28)
Balance at beginning of period under IFRS 9	$(139)	$(111)	32
Net change in securities measured at FVOCI	92	(28)	(51)
Balance at end of period	$(47)	$(139)	$(19)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(18)	$10	$33
Net change in cash flow hedges	43	(28)	6
Balance at end of period	$25	$(18)	$39
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(143)	$(48)	$(369)
Net change in post-employment defined benefit plans	(135)	(95)	107
Balance at end of period	$(278)	$(143)	$(262)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(12)	$(4)	$(10)
Net change attributable to changes in credit risk	10	(8)	(3)
Balance at end of period	$(2)	$(12)	$(13)
Net gains (losses) on equity securities designated at FVOCI
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	$85
Balance at beginning of period under IFRS 9	$65	$56	85
Net gains (losses) on equity securities designated at FVOCI	2	10	14
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings (2)	(9)	(1)	(17)
Balance at end of period	$58	$65	$82
Total AOCI, net of income tax	$752	$777	$(17)
Non-controlling interests
Balance at beginning of period under IAS 39	n/a	n/a	$202
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	(4)
Balance at beginning of period under IFRS 9	$173	$173	198
Net income attributable to non-controlling interests	4	2	5
Dividends	(2)	(2)	(4)
Other	(1)	–	(12)
Balance at end of period	$174	$173	$187
Equity at end of period	$36,083	$35,116	$32,322
(1)

Includes the recognition of loss carryforwards relating to foreign exchange translation amounts on CIBC’s net investment in foreign operations that were previously reclassified to retained earnings as part of our transition to IFRS in 2012.

(2)

Includes nil reclassified to retained earnings for the quarter ended January 31, 2019 (October 31, 2018: $1 million of gains; January 31, 2018: $10 million of gains), relating to our investments in equity-accounted associates and joint ventures.

n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2019	41

Consolidated statement of cash flows

Unaudited, millions of Canadian dollars, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Cash flows provided by (used in) operating activities
Net income	$1,182	$1,268	$1,328
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	338	264	153
Amortization and impairment (1)	171	162	166
Stock options and restricted shares expense	4	8	5
Deferred income taxes	–	(33)	88
Losses (gains) from debt securities measured at FVOCI and amortized cost	(4)	58	(8)
Net losses (gains) on disposal of land, buildings and equipment	–	–	(9)
Other non-cash items, net	(184)	10	(87)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	827	827	(1,227)
Loans, net of repayments	(3,301)	(4,999)	(956)
Deposits, net of withdrawals	2,350	1,151	7,389
Obligations related to securities sold short	1,653	1,630	1,534
Accrued interest receivable	65	(176)	(5)
Accrued interest payable	(58)	126	(77)
Derivative assets	242	467	(5,111)
Derivative liabilities	2,328	(800)	6,060
Securities measured at FVTPL	(1,418)	(1,786)	638
Other assets and liabilities measured/designated at FVTPL	(138)	(452)	(1,224)
Current income taxes	(152)	22	(301)
Cash collateral on securities lent	(71)	269	(525)
Obligations related to securities sold under repurchase agreements	11,641	(2,145)	5,758
Cash collateral on securities borrowed	526	(405)	(1,954)
Securities purchased under resale agreements	(7,883)	1,945	(6,984)
Other, net	(2,302)	1,377	(2,058)
	5,816	(1,212)	2,593
Cash flows provided by (used in) financing activities
Redemption/repurchase/maturity of subordinated indebtedness	–	(19)	–
Issue of preferred shares, net of issuance cost	321	–	445
Issue of common shares for cash	38	43	70
Purchase of common shares for cancellation	–	(215)	–
Net sale (purchase) of treasury shares	3	–	2
Dividends paid	(569)	(579)	(395)
	(207)	(770)	122
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(11,224)	(8,676)	(5,960)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	3,755	6,865	682
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	1,627	4,619	2,786
Cash used in acquisitions, net of cash acquired	–	–	(315)
Net cash provided by dispositions of investments in equity-accounted associates and joint ventures	–	–	83
Net sale (purchase) of land, buildings and equipment	(55)	(132)	(40)
	(5,897)	2,676	(2,764)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(4)	23	(90)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	(292)	717	(139)
Cash and non-interest-bearing deposits with banks at beginning of period	4,380	3,663	3,440
Cash and non-interest-bearing deposits with banks at end of period (2)	$4,088	$4,380	$3,301
Cash interest paid	$2,586	$2,071	$1,588
Cash interest received	5,019	4,402	3,791
Cash dividends received	170	158	188
Cash income taxes paid	437	340	613
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balance of $497 million (October 31, 2018: $438 million; January 31, 2018: $397 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

42	CIBC FIRST QUARTER 2019

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2018.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on February 27, 2019.

Note 1.    Changes in accounting policies

(a)    Current period changes in accounting policies

IFRS 15 “Revenue From Contracts with Customers” (IFRS 15)

CIBC adopted IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) as at November 1, 2018 in place of prior guidance, including IAS 18 “Revenue” (IAS 18) and IFRIC 13 “Customer Loyalty Programmes” (IFRIC 13). We applied IFRS 15 on a modified retrospective basis by recognizing a cumulative $6 million after-tax credit from the initial application in opening November 1, 2018 retained earnings.

The new guidance includes a five-step, principles-based recognition and measurement approach, as well as requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements. The application of this guidance involves the use of judgment. IFRS 15 excludes from its scope revenue related to financial instruments, lease contracts and insurance contracts. As a result, the majority of our revenue was not impacted by the adoption of this standard, including net interest income, net gains (losses) from financial instruments measured/designated at FVTPL and net gains (losses) from debt securities measured at FVOCI.

Measurement differences resulting from the adoption of IFRS 15 include the upfront expensing of previously deferred mutual fund sales commissions. In addition, the adoption of IFRS 15 has resulted in the revaluation of our credit card loyalty points liability, which is now subject to both upward and downward remeasurement to reflect the expected cost of redemption as this expectation changes over time. Previously, under IFRIC 13, decreases in the expected cost of redemptions were only recognized as points were redeemed, while increases were recognized immediately.

In addition, the adoption of IFRS 15 has resulted in changes to the presentation of certain revenue and expense items in the consolidated statement of income. Presentation differences include the net presentation of certain expenditures where CIBC is deemed the agent rather than the principal and the gross presentation of certain expenditures where CIBC is deemed the principal rather than the agent. Our prior period comparative consolidated financial statements are reported under the prior guidance, without restatement, however the measurement and presentation differences in the current period are not significant.

Our revised accounting policies in accordance with this adoption are effective November 1, 2018 and are discussed below.

Fee and commission income

The recognition of fee and commission income is determined by the purpose of the fee or commission and the terms specified in the contract with the customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of the service to the customer, in the amount of the consideration to which we expect to be entitled. Revenue may therefore be recognized at a point in time upon completion of the service or over time as the services are provided. When revenue is recognized over time, we are generally required to provide the services each period and we therefore measure our progress towards completion of the service based upon the time elapsed. When another party is involved in providing a service to a customer, we determine whether the nature of our performance obligation is that of a principal or an agent. If we control the service before it is transferred to the customer, we are acting as the principal and present revenue separately from the amount paid to the other party, otherwise we are the agent and present revenue net of the amount paid to the other party. Income which forms an integral part of the effective interest rate of a financial instrument continues to be recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees are earned on debt and equity securities placements and transaction-based advisory services. Underwriting fees are typically recognized at the point in time when the transaction is completed. Advisory fees are generally recognized as revenue over the period of the engagement as the related services are provided or at the point in time when the transaction is completed.

Deposit and payment fees arise from personal and business deposit accounts and cash management services. Monthly and annual fees are recognized over the period that the related services are provided. Transactional fees are recognized at the point in time the related services are provided.

Credit fees consist of loan syndication fees, loan commitment fees, letter of credit fees, banker’s acceptance stamping fees, and securitization fees. Credit fees are generally recognized over the period that the related services are provided, except for loan syndication fees, which are typically recognized at the point in time that the financing placement is completed.

Card fees primarily include interchange income, overlimit fees, cash advance fees, and annual fees. Card fees are recognized at the point in time the related services are provided, except for annual fees, which are recognized over the 12-month period to which they relate. The cost of credit card loyalty points is recognized as a reduction of interchange income when the loyalty points are issued for both self-managed and third party loyalty points programs. Credit card loyalty point liabilities are recognized for self-managed loyalty point programs and are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time.

Commissions on securities transactions include brokerage commissions for transactions executed on behalf of clients, trailer fees and mutual fund sales commissions. Brokerage commissions and mutual fund sales commissions are generally recognized at the point in time that the related transaction is executed. Trailer fees are typically recognized over time based upon the daily net asset value of the mutual fund units held by clients.

Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and are recognized over the period that the related services are provided. Investment management fees relating to our asset management and private wealth management business are generally calculated based on point-in-time AUM balances, and investment management fees relating to our retail brokerage business are generally calculated based on point-in-time AUM or AUA balances. Custodial fees are recognized as revenue over the applicable service period, which is generally the contract term.

CIBC FIRST QUARTER 2019	43

Mutual fund fees are earned on fund management services and are recognized over the period that the mutual funds are managed based upon the daily net asset values of the respective mutual funds.

(b)    Future accounting policy changes

For details on future accounting policy changes, refer to Note 31 to the consolidated financial statements included in our 2018 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2019.

Note 2.    Fair value measurement

Fair value of financial instruments

		Carrying value
$ millions, as at January 31		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2019	Financial assets
	Cash and deposits with banks	$16,156	$416	$–	$–	$16,572	$16,572	$–
	Securities	13,663	53,748	248	41,368	109,027	108,963	(64)
	Cash collateral on securities borrowed	4,962	–	–	–	4,962	4,962	–
	Securities purchased under resale agreements	48,011	3,875	–	–	51,886	51,886	–
	Loans
	Residential mortgages	207,426	7	–	–	207,433	206,866	(567)
	Personal	42,158	–	–	–	42,158	42,162	4
	Credit card	12,059	–	–	–	12,059	12,059	–
	Business and government	95,883	17,528	–	–	113,411	113,401	(10)
	Derivative instruments	–	21,174	–	–	21,174	21,174	–
	Customers’ liability under acceptances	10,011	–	–	–	10,011	10,011	–
	Other assets	9,931	–	–	–	9,931	9,931	–
	Financial liabilities
	Deposits
	Personal	$171,859	$–	$977	$–	$172,836	$172,738	$(98)
	Business and government	232,556	–	7,141	–	239,697	240,054	357
	Bank	13,062	–	–	–	13,062	13,062	–
	Secured borrowings	38,973	–	139	–	39,112	39,417	305
	Derivative instruments	–	23,337	–	–	23,337	23,337	–
	Acceptances	10,051	–	–	–	10,051	10,051	–
	Obligations related to securities sold short	–	15,435	–	–	15,435	15,435	–
	Cash collateral on securities lent	2,660	–	–	–	2,660	2,660	–
	Obligations related to securities sold under repurchase agreements	42,481	–	–	–	42,481	42,481	–
	Other liabilities	11,490	102	1	–	11,593	11,593	–
	Subordinated indebtedness	4,162	–	–	–	4,162	4,414	252

		Carrying value
$ millions, as at October 31		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2018	Financial assets
	Cash and deposits with banks	$17,637	$54	$–	$–	$17,691	$17,691	$–
	Securities	12,876	52,394	184	36,210	101,664	101,507	(157)
	Cash collateral on securities borrowed	5,488	–	–	–	5,488	5,488	–
	Securities purchased under resale agreements	40,128	3,322	–	–	43,450	43,450	–
	Loans
	Residential mortgages	207,523	12	–	–	207,535	205,868	(1,667)
	Personal	42,577	–	–	–	42,577	42,559	(18)
	Credit card	12,255	–	–	–	12,255	12,255	–
	Business and government	92,605	16,424	–	–	109,029	108,917	(112)
	Derivative instruments	–	21,431	–	–	21,431	21,431	–
	Customers’ liability under acceptances	10,265	–	–	–	10,265	10,265	–
	Other assets	10,230	–	–	–	10,230	10,230	–
	Financial liabilities
	Deposits
	Personal	$163,113	$–	$766	$–	$163,879	$163,642	$(237)
	Business and government	233,174	–	6,975	–	240,149	240,374	225
	Bank	14,380	–	–	–	14,380	14,380	–
	Secured borrowings	42,481	–	126	–	42,607	42,868	261
	Derivative instruments	–	20,973	–	–	20,973	20,973	–
	Acceptances	10,296	–	–	–	10,296	10,296	–
	Obligations related to securities sold short	–	13,782	–	–	13,782	13,782	–
	Cash collateral on securities lent	2,731	–	–	–	2,731	2,731	–
	Obligations related to securities sold under repurchase agreements	30,840	–	–	–	30,840	30,840	–
	Other liabilities	13,030	95	17	–	13,142	13,142	–
	Subordinated indebtedness	4,080	–	–	–	4,080	4,340	260

44	CIBC FIRST QUARTER 2019

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2019 Jan. 31	2018 Oct. 31	2019 Jan. 31	2018 Oct. 31	2019 Jan. 31	2018 Oct. 31	2019 Jan. 31	2018 Oct. 31
Financial assets
Deposits with banks	$–	$–	$416	$54	$–	$–	$416	$54
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	3,949	4,264	17,062 (1)	16,328 (1)	–	–	21,011	20,592
Corporate equity	25,060	25,140	569	208	7	6	25,636	25,354
Corporate debt	–	–	4,154	3,675	24	26	4,178	3,701
Mortgage- and asset-backed	–	–	2,932 (2)	2,612 (2)	239	319	3,171	2,931
	29,009	29,404	24,717	22,823	270	351	53,996	52,578

Loans mandatorily measured at FVTPL
Business and government	–	–	16,735	15,942	793	482	17,528	16,424
Residential mortgages	–	–	7	12	–	–	7	12
	–	–	16,742	15,954	793	482	17,535	16,436

Debt securities measured at FVOCI
Government issued or guaranteed	3,367	2,844	28,359	24,763	–	–	31,726	27,607
Corporate debt	–	–	5,406	4,543	–	–	5,406	4,543
Mortgage- and asset-backed	–	–	3,683	3,498	–	–	3,683	3,498
	3,367	2,844	37,448	32,804	–	–	40,815	35,648

Equity securities designated at FVOCI
Corporate equity	40	42	232	235	281	285	553	562
	40	42	232	235	281	285	553	562

Securities purchased under resale agreements measured at FVTPL	–	–	3,875	3,322	–	–	3,875	3,322
Derivative instruments
Interest rate	7	–	7,236	5,593	–	–	7,243	5,593
Foreign exchange	–	–	9,053	9,303	–	–	9,053	9,303
Credit	–	–	–	3	112	115	112	118
Equity	1,306	1,727	1,196	1,783	264	107	2,766	3,617
Precious metal	–	–	283	206	–	–	283	206
Other commodity	396	143	1,321	2,451	–	–	1,717	2,594
	1,709	1,870	19,089	19,339	376	222	21,174	21,431
Total financial assets	$34,125	$34,160	$102,519	$94,531	$1,720	$1,340	$138,364	$130,031
Financial liabilities
Deposits and other liabilities (3)	$–	$–	$(7,899)	$(7,556)	$(461)	$(423)	$(8,360)	$(7,979)
Obligations related to securities sold short	(4,786)	(4,443)	(10,649)	(9,339)	–	–	(15,435)	(13,782)
	(4,786)	(4,443)	(18,548)	(16,895)	(461)	(423)	(23,795)	(21,761)

Derivative instruments
Interest rate	–	–	(7,398)	(6,152)	(24)	(109)	(7,422)	(6,261)
Foreign exchange	–	–	(9,869)	(9,335)	–	–	(9,869)	(9,335)
Credit	–	–	(11)	(16)	(128)	(131)	(139)	(147)
Equity	(1,536)	(1,489)	(2,320)	(2,268)	(141)	(119)	(3,997)	(3,876)
Precious metal	–	–	(282)	(258)	–	–	(282)	(258)
Other commodity	(437)	(487)	(1,191)	(609)	–	–	(1,628)	(1,096)
	(1,973)	(1,976)	(21,071)	(18,638)	(293)	(359)	(23,337)	(20,973)
Total financial liabilities	$(6,759)	$(6,419)	$(39,619)	$(35,533)	$(754)	$(782)	$(47,132)	$(42,734)
(1)	Includes $54 million related to securities designated at FVTPL (October 31, 2018: $52 million).
(2)	Includes $194 million related to asset-backed securities designated at FVTPL (October 31, 2018: $132 million).
(3)

Comprises deposits designated at FVTPL of $7,883 million (October 31, 2018: $7,517 million), net bifurcated embedded derivative liabilities of $374 million (October 31, 2018: $350 million), other liabilities designated at FVTPL of $1 million (October 31, 2018: $17 million), and other financial liabilities measured at fair value of $102 million (October 31, 2018: $95 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended January 31, 2019, we transferred nil of securities mandatorily measured at FVTPL and $431 million of securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities (for the quarter ended October 31, 2018, $318 million of securities mandatorily measured at FVTPL and $359 million of securities sold short were transferred from Level 1 to Level 2; for the quarter ended January 31, 2018, $211 million of securities mandatorily measured at FVTPL and $497 million securities sold short were transferred from Level 1 to Level 2). In addition, transfers between Level 2 and Level 3 were made during the quarters ended January 31, 2019, October 31, 2018 and January 31, 2018, primarily due to changes in the observability of certain market volatility inputs that were used in measuring the fair value of our embedded derivatives, as noted in the following table.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC FIRST QUARTER 2019	45

	IAS 39 Opening balance	Reclassification upon adoption of IFRS 9	IFRS 9 Opening balance	Net gains (losses) included in income (1)		Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3
$ millions, for the three months ended				Realized (2)	Unrealized (2)(3)				Purchases	Issuances	Sales	Settlements	Closing balance
Jan. 31, 2019
Securities mandatorily measured at FVTPL
Corporate equity	n/a	n/a	$6	$–	$1	$–	$–	$–	$–	$–	$–	$–	$7
Corporate debt	n/a	n/a	26	–	(2)	–	–	–	–	–	–	–	24
Mortgage- and asset-backed	n/a	n/a	319	–	–	–	–	–	–	–	–	(80)	239
Loans mandatorily measured at FVTPL
Business and government	n/a	n/a	482	–	(1)	–	–	–	460	46	(16)	(178)	793
Debt securities measured at FVOCI
Government issued or guaranteed	n/a	n/a	–	–	–	–	–	–	–	–	–	–	–
Corporate debt	n/a	n/a	–	–	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	n/a	n/a	285	–	–	5	–	–	12	–	(21)	–	281
Derivative instruments
Interest rate	n/a	n/a	–	–	–	–	–	–	–	–	–	–	–
Credit	n/a	n/a	115	(1)	(2)	–	–	–	–	–	–	–	112
Equity	n/a	n/a	107	–	14	–	–	–	–	146	–	(3)	264
Total assets	n/a	n/a	$1,340	$(1)	$10	$5	$–	$–	$472	$192	$(37)	$(261)	$1,720
Deposits and other liabilities (5)	n/a	n/a	$(423)	$–	$(6)	$–	$(19)	$19	$–	$(45)	$–	$13	$(461)
Derivative instruments
Interest rate	n/a	n/a	(109)	–	102	–	–	–	–	–	–	(17)	(24)
Credit	n/a	n/a	(131)	1	2	–	–	–	–	–	–	–	(128)
Equity	n/a	n/a	(119)	–	(22)	–	–	–	–	(22)	–	22	(141)
Total liabilities	n/a	n/a	$(782)	$1	$76	$–	$(19)	$19	$–	$(67)	$–	$18	$(754)
Oct. 31, 2018
Securities mandatorily measured at FVTPL
Corporate equity	n/a	n/a	$9	$2	$(2)	$–	$–	$–	$–	$–	$(3)	$–	$6
Corporate debt	n/a	n/a	25	–	1	–	–	–	–	–	–	–	26
Mortgage- and asset-backed	n/a	n/a	349	–	–	–	–	–	20	–	–	(50)	319
Loans mandatorily measured at FVTPL
Business and government	n/a	n/a	399	–	–	6	–	(2)	120	21	(51)	(11)	482
Debt securities measured at FVOCI
Government issued or guaranteed	n/a	n/a	440	–	–	39	–	–	–	–	(479)	–	–
Corporate debt	n/a	n/a	–	–	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	n/a	n/a	272	–	–	14	–	–	89	–	(90)	–	285
Derivative instruments
Interest rate	n/a	n/a	2	–	(2)	–	–	–	–	–	–	–	–
Credit	n/a	n/a	114	(1)	2	–	–	–	–	–	–	–	115
Equity	n/a	n/a	28	–	(5)	–	–	–	85	–	–	(1)	107
Total assets	n/a	n/a	$1,638	$1	$(6)	$59	$–	$(2)	$314	$21	$(623)	$(62)	$1,340
Deposits and other liabilities (5)	n/a	n/a	$(431)	$–	$118	$–	$(62)	$5	$–	$(80)	$–	$27	$(423)
Derivative instruments
Interest rate	n/a	n/a	(78)	–	(40)	–	–	–	–	–	–	9	(109)
Credit	n/a	n/a	(130)	1	(2)	–	–	–	–	–	–	–	(131)
Equity	n/a	n/a	(152)	–	46	–	–	–	–	(28)	–	15	(119)
Total liabilities	n/a	n/a	$(791)	$1	$122	$–	$(62)	$5	$–	$(108)	$–	$51	$(782)
Jan. 31, 2018
Securities mandatorily measured at FVTPL
Corporate equity	$32	$–	$32	$–	$–	$–	$–	$–	$–	$–	$–	$(32)	$–
Mortgage- and asset-backed	3	707	710	–	(1)	–	12	–	61	–	–	(94)	688
Securities designated at FVTPL
Asset-backed	94	(94)	–	–	–	–	–	–	–	–	–	–	–
Loans mandatorily measured at FVTPL
Business and government	103	363	466	–	(5)	(35)	–	–	405	13	(101)	(6)	737
Debt securities measured at FVOCI
Corporate debt	4	–	4	(5)	1	–	–	–	26	–	–	–	26
Mortgage- and asset-backed	1,674	(1,674)	–	–	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	289	–	289	(3)	(1)	(4)	–	–	7	–	(3)	–	285
Derivative instruments
Interest rate	28	–	28	–	(3)	–	–	–	–	–	–	(8)	17
Credit	130	–	130	(3)	(8)	–	–	–	–	–	–	–	119
Equity	38	–	38	–	(10)	–	12	–	–	–	–	(6)	34
Total assets	$2,395	$(698)	$1,697	$(11)	$(27)	$(39)	$24	$–	$499	$13	$(104)	$(146)	$1,906
Deposits and other liabilities (5)	$(369)	$–	$(369)	$–	$(16)	$–	$(37)	$20	$–	$(51)	$–	$23	$(430)
Derivative instruments
Interest rate	(20)	–	(20)	–	(19)	–	–	–	–	–	–	(3)	(42)
Credit	(148)	–	(148)	3	9	–	–	–	–	–	–	2	(134)
Equity	(77)	–	(77)	–	(24)	–	(71)	–	–	(28)	–	19	(181)
Total liabilities	$(614)	$–	$(614)	$3	$(50)	$–	$(108)	$20	$–	$(79)	$–	$41	$(787)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations is included in OCI.
(5)

Includes deposits designated at FVTPL of $116 million (October 31, 2018: $112 million; January 31, 2018: $42 million) and net bifurcated embedded derivative liabilities of $345 million (October 31, 2018: $311 million; January 31, 2018: $388 million).

n/a	Not applicable.

46	CIBC FIRST QUARTER 2019

Quantitative information about significant non-observable inputs and sensitivity of Level 3 financial assets and liabilities

During the quarter, there were no significant changes in the valuation techniques and the range of significant non-observable inputs used in measuring our Level 3 financial assets and liabilities. The impact of adjusting one or more of the non-observable inputs within a reasonably possible range on the fair value of our Level 3 financial assets and liabilities as at January 31, 2019 did not change significantly from the impact disclosed in the 2018 Annual Report.

Financial instruments designated at FVTPL (Fair value option)

A net gain of $3 million, net of hedges was realized for FVO assets and FVO liabilities, which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net (a net gain of $7 million and $9 million for the three months ended October 31, 2018 and January 31, 2018, respectively). The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. The pre-tax impact of changes in CIBC’s own credit risk on our FVO liabilities was a gain of $14 million for the three months ended January 31, 2019 (loss of $12 million and loss of $4 million for the three months ended October 31, 2018 and January 31, 2018, respectively) and a $4 million pre-tax loss cumulatively.

Note 3.    Significant transactions

Finalization of arrangement with Air Canada

Following the close of Air Canada’s acquisition of the Aeroplan loyalty business from Aimia Inc. on January 10, 2019, we will be offering credit cards under Air Canada’s new loyalty program, which is expected to launch in 2020. This program will allow CIBC’s Aeroplan cardholders to transfer their Aeroplan Miles to Air Canada’s new loyalty program.

To secure our participation in Air Canada’s new loyalty program for a period of 10 years, we paid Air Canada $200 million plus applicable sales tax, which we recognized as an expense in the current quarter. In addition, we made a payment of $92 million plus applicable sales tax as a prepayment to be applied towards future monthly payments in respect of Aeroplan Miles over a 10-year period.

CIBC FIRST QUARTER 2019	47

Note 4.    Securities

Securities

$ millions, as at	2019 Jan. 31	2018 Oct. 31
	Carrying amount
Debt securities measured at FVOCI	$40,815	$35,648
Equity securities designated at FVOCI	553	562
Securities measured at amortized cost (1)	13,663	12,876
Securities mandatorily measured and designated at FVTPL	53,996	52,578
	$109,027	$101,664
(1)	There were no sales of securities measured at amortized cost during the quarter.

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at				2019 Jan. 31				2018 Oct. 31
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$7,359	$20	$(2)	$7,377	$6,608	$15	$(3)	$6,620
Other Canadian governments	10,815	32	(3)	10,844	9,220	31	(2)	9,249
U.S. Treasury and agencies	9,173	8	(42)	9,139	7,824	7	(89)	7,742
Other foreign governments	4,362	20	(16)	4,366	3,997	16	(17)	3,996
Mortgage-backed securities	3,663	5	(26)	3,642	3,476	5	(51)	3,430
Asset-backed securities	42	–	(1)	41	68	–	–	68
Corporate debt	5,418	3	(15)	5,406	4,567	2	(26)	4,543
	40,832	88	(105)	40,815	35,760	76	(188)	35,648
Corporate public equity (2)	35	13	(6)	42	34	14	(5)	43
Corporate private equity	433	90	(12)	511	434	100	(15)	519
	468	103	(18)	553	468	114	(20)	562
	$41,300	$191	$(123)	$41,368	$36,228	$190	$ (208)	$36,210
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $23 million (October 31, 2018: $23 million).
(2)	Includes restricted stock.

Fair value of equity securities designated at FVOCI that were disposed of during the quarter was $1 million ($2 million and $19 million for the three months ended October 31, 2018 and January 31, 2018, respectively). Net realized cumulative after-tax gains of $9 million for the three months ended January 31, 2019 (nil and $7 million for the three months ended October 31, 2018 and January 31, 2018, respectively) resulting from dispositions of certain equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI were reclassified from AOCI to retained earnings.

Dividend income recognized on equity securities designated at FVOCI that were still held as at January 31, 2019 was $1 million (nil and $1 million for the three months ended October 31, 2018 and January 31, 2018, respectively). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at January 31, 2019 was nil (nil and nil for the three months ended October 31, 2018 and January 31, 2018, respectively).

Allowance for credit losses

The following tables provide a reconciliation of the opening balance to the closing balance of the expected credit loss (ECL) allowance under IFRS 9 “Financial Instruments” (IFRS 9) for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired		Total
2019	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$15	$3	$5		$23
	Provision for (reversal of) credit losses (1)	–	–	4		4
	Write-offs	–	–	(4)		(4)
	Foreign exchange and other	–	–	–		–
	Balance at end of period	$15	$3	$5		$23
2018	Debt securities measured at FVOCI
Oct. 31	Balance at beginning of period	$13	$6	$43		$62
	Provision for (reversal of) credit losses (1)	2	(3)	61		60
	Write-offs	–	–	–		–
	Foreign exchange and other	–	–	(99	) (2)	(99)
	Balance at end of period	$15	$3	$5		$23
2018	Debt securities measured at FVOCI
Jan. 31	Balance at beginning of period	$14	$35	$–		$49
	Provision for (reversal of) credit losses (1)	1	(1)	5		5
	Write-offs	–	–	(5)		(5)
	Foreign exchange and other	(1)	(1)	–		(2)
	Balance at end of period	$14	$33	$–		$47
(1)	Included in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.
(2)

Includes ECL of $99 million relating to Barbados debt securities that were derecognized in the fourth quarter of 2018 as a result of a debt restructuring agreement completed with the Government of Barbados.

48	CIBC FIRST QUARTER 2019

Note 5.    Loans

Allowance for credit losses(1)

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance under IFRS 9:

$ millions, as at or for the three months ended	2019 Jan. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (2)	Total
Residential mortgages
Balance at beginning of period	$27	$44	$143	$214
Originations net of repayments and other derecognitions	1	(4)	(8)	(11)
Changes in model	–	–	–	–
Net remeasurement (3)	(11)	11	29	29
Transfers (3)
– to 12-month ECL	11	(7)	(4)	–
– to lifetime ECL performing	–	5	(5)	–
– to lifetime ECL credit-impaired	–	(1)	1	–
Provision for (reversal of) credit losses (4)	1	4	13	18
Write-offs	–	–	(5)	(5)
Recoveries	–	–	1	1
Interest income on impaired loans	–	–	(3)	(3)
Foreign exchange and other	1	(2)	–	(1)
Balance at end of period	$29	$46	$149	$224
Personal
Balance at beginning of period	$190	$199	$109	$498
Originations net of repayments and other derecognitions	10	(13)	–	(3)
Changes in model	1	–	1	2
Net remeasurement (3)	(54)	89	72	107
Transfers (3)
– to 12-month ECL	49	(48)	(1)	–
– to lifetime ECL performing	(14)	18	(4)	–
– to lifetime ECL credit-impaired	–	(19)	19	–
Provision for (reversal of) credit losses (4)	(8)	27	87	106
Write-offs	–	–	(96)	(96)
Recoveries	–	–	17	17
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	–	–	1	1
Balance at end of period	$182	$226	$117	$525
Credit card
Balance at beginning of period	$102	$370	$–	$472
Originations net of repayments and other derecognitions	–	(12)	–	(12)
Changes in model	1	–	–	1
Net remeasurement (3)	(48)	101	49	102
Transfers (3)
– to 12-month ECL	57	(57)	–	–
– to lifetime ECL performing	(10)	10	–	–
– to lifetime ECL credit-impaired	–	(45)	45	–
Provision for (reversal of) credit losses (4)	–	(3)	94	91
Write-offs	–	–	(125)	(125)
Recoveries	–	–	31	31
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	1	2	–	3
Balance at end of period	$103	$369	$–	$472
Business and government
Balance at beginning of period	$180	$147	$230	$557
Originations net of repayments and other derecognitions	6	(5)	(7)	(6)
Changes in model	–	–	1	1
Net remeasurement (3)	16	15	97	128
Transfers (3)
– to 12-month ECL	15	(14)	(1)	–
– to lifetime ECL performing	(2)	3	(1)	–
– to lifetime ECL credit-impaired	–	(12)	12	–
Provision for (reversal of) credit losses (4)	35	(13)	101	123
Write-offs	–	–	(48)	(48)
Recoveries	–	–	1	1
Interest income on impaired loans	–	–	(2)	(2)
Foreign exchange and other	(3)	–	(4)	(7)
Balance at end of period	$212	$134	$278	$624
Total ECL allowance (1)	$526	$775	$544	$1,845
Comprises:
Loans	$470	$721	$524	$1,715
Undrawn credit facilities and other off-balance sheet exposures (5)	56	54	20	130
(1)

See Note 4 for the ECL allowance on debt securities measured at FVOCI. The ECL allowances for other financial assets classified at amortized cost were immaterial as at January 31, 2019 and were excluded from the table above. Other financial assets classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change of ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(4)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as provision for (reversal of) credit losses on our interim consolidated statement of income.

(5)	Included in other liabilities on our interim consolidated balance sheet.

CIBC FIRST QUARTER 2019	49

Allowance for credit losses(1)

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance under IFRS 9:

$ millions, as at or for the three months ended	2018 Oct. 31					2018 Jan. 31
	Stage 1	Stage 2	Stage 3			Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (2)		Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (2)	Total
Residential mortgages
Balance at beginning of period	$31	$42	$146		$219	$28	$43	$151	$222
Originations net of repayments and other derecognitions	1	(3)	(5)		(7)	2	(1)	(2)	(1)
Changes in model	(2)	1	7		6	–	–	–	–
Net remeasurement (3)	(7)	4	17		14	(8)	3	12	7
Transfers (3)
– to 12-month ECL	6	(5)	(1)		–	3	(2)	(1)	–
– to lifetime ECL performing	(1)	4	(3)		–	–	–	–	–
– to lifetime ECL credit-impaired	–	(1)	1		–	–	–	–	–
Provision for (reversal of) credit losses (4)	(3)	–	16		13	(3)	–	9	6
Write-offs	–	–	(15)		(15)	–	–	(13)	(13)
Recoveries	–	–	–		–	–	–	–	–
Interest income on impaired loans	–	–	(2)		(2)	–	–	(2)	(2)
Foreign exchange and other	(1)	2	(2)		(1)	–	(2)	(8)	(10)
Balance at end of period	$27	$44	$143		$214	$25	$41	$137	$203
Personal
Balance at beginning of period	$182	$206	$117		$505	$164	$202	$110	$476
Originations net of repayments and other derecognitions	8	(6)	(2)		–	7	(6)	(1)	–
Changes in model	(2)	–	(1)		(3)	–	–	–	–
Net remeasurement (3)	(35)	39	79		83	(16)	24	66	74
Transfers (3)
– to 12-month ECL	49	(47)	(2)		–	26	(26)	–	–
– to lifetime ECL performing	(12)	15	(3)		–	(3)	3	–	–
– to lifetime ECL credit-impaired	–	(7)	7		–	–	(8)	8	–
Provision for (reversal of) credit losses (4)	8	(6)	78		80	14	(13)	73	74
Write-offs	–	–	(97)		(97)	–	–	(88)	(88)
Recoveries	–	–	13		13	–	–	16	16
Interest income on impaired loans	–	–	(1)		(1)	–	–	–	–
Foreign exchange and other	–	(1)	(1)		(2)	(1)	–	1	–
Balance at end of period	$190	$199	$109		$498	$177	$189	$112	$478
Credit card
Balance at beginning of period	$101	$366	$–		$467	$101	$413	$–	$514
Originations net of repayments and other derecognitions	–	(8)	–		(8)	–	(4)	–	(4)
Changes in model	–	2	–		2	–	–	–	–
Net remeasurement (3)	(49)	106	49		106	(15)	66	22	73
Transfers (3)
– to 12-month ECL	59	(59)	–		–	19	(19)	–	–
– to lifetime ECL performing	(9)	9	–		–	(2)	2	–	–
– to lifetime ECL credit-impaired	–	(46)	46		–	–	(72)	72	–
Provision for (reversal of) credit losses (4)	1	4	95		100	2	(27)	94	69
Write-offs	–	–	(125)		(125)	–	–	(123)	(123)
Recoveries	–	–	30		30	–	–	29	29
Interest income on impaired loans	–	–	–		–	–	–	–	–
Foreign exchange and other	–	–	–		–	–	(1)	–	(1)
Balance at end of period	$102	$370	$–		$472	$103	$385	$–	$488
Business and government
Balance at beginning of period	$185	$137	$231		$553	$234	$150	$204	$588
Originations net of repayments and other derecognitions	4	(4)	(4)		(4)	4	(1)	(2)	1
Changes in model	(7)	(7)	1		(13)	–	–	–	–
Net remeasurement (3)	(23)	34	77		88	(26)	2	27	3
Transfers (3)
– to 12-month ECL	21	(19)	(2)		–	10	(10)	–	–
– to lifetime ECL performing	(3)	6	(3)		–	(6)	6	–	–
– to lifetime ECL credit-impaired	–	(1)	1		–	–	(1)	1	–
Provision for (reversal of) credit losses (4)	(8)	9	70		71	(18)	(4)	26	4
Write-offs	–	–	(30)		(30)	–	–	(11)	(11)
Recoveries	–	–	5		5	–	–	3	3
Interest income on impaired loans	–	–	(2)		(2)	–	–	(3)	(3)
Foreign exchange and other	3	1	(44	) (5)	(40)	(9)	(3)	(11)	(23)
Balance at end of period	$180	$147	$230		$557	$207	$143	$208	$558
Total ECL allowance (1)	$499	$760	$482		$1,741	$512	$758	$457	$1,727
Comprises:
Loans	$450	$707	$482		$1,639	$460	$709	$457	$1,626
Undrawn credit facilities and other off-balance sheetexposures (6)	49	53	–		102	52	49	–	101
(1)

See Note 4 for the ECL allowance on debt securities measured at FVOCI. The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2018 and January 31, 2018 and were excluded from the table above. Other financial assets classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change of ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(4)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as provision for (reversal of) credit losses on our interim consolidated statement of income.

(5)

Includes ECL of $48 million relating to Barbados loans that were derecognized in the quarter ending October 31, 2018 as a result of a debt restructuring agreement completed with the Government of Barbados.

(6)	Included in other liabilities on our interim consolidated balance sheet.

50	CIBC FIRST QUARTER 2019

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point-in-time probability of default (PD) under IFRS 9 to our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of the 2018 Annual Report for details on the CIBC risk categories.

Loans(1)

$ millions, as at				2019 Jan. 31				2018 Oct. 31
	Stage 1	Stage 2	Stage 3 (2)(3)	Total	Stage 1	Stage 2	Stage 3 (2)(3)	Total
Residential mortgages
– Exceptionally low	$140,904	$–	$–	$140,904	$141,556	$–	$–	$141,556
– Very low	39,833	–	–	39,833	40,225	–	–	40,225
– Low	15,629	890	–	16,519	15,321	798	–	16,119
– Medium	946	4,924	–	5,870	859	4,905	–	5,764
– High	233	1,150	–	1,383	–	996	–	996
– Default	–	–	559	559	–	–	510	510
– Not rated	2,185	235	169	2,589	2,163	249	167	2,579
Gross residential mortgages (4)(5)	199,730	7,199	728	207,657	200,124	6,948	677	207,749
ECL allowance	29	46	149	224	27	44	143	214
Net residential mortgages	199,701	7,153	579	207,433	200,097	6,904	534	207,535
Personal
– Exceptionally low	23,168	–	–	23,168	23,808	–	–	23,808
– Very low	3,804	1,341	–	5,145	3,813	1,374	–	5,187
– Low	6,205	718	–	6,923	5,954	702	–	6,656
– Medium	4,262	1,294	–	5,556	4,428	1,151	–	5,579
– High	232	730	–	962	245	691	–	936
– Default	–	–	148	148	–	–	142	142
– Not rated	701	22	41	764	677	33	40	750
Gross personal (5)	38,372	4,105	189	42,666	38,925	3,951	182	43,058
ECL allowance	168	223	117	508	176	196	109	481
Net personal	38,204	3,882	72	42,158	38,749	3,755	73	42,577
Credit card
– Exceptionally low	2,839	–	–	2,839	3,405	–	–	3,405
– Very low	2,188	50	–	2,238	1,747	50	–	1,797
– Low	3,798	708	–	4,506	3,809	710	–	4,519
– Medium	990	1,210	–	2,200	1,011	1,241	–	2,252
– High	9	523	–	532	10	528	–	538
– Default	–	–	–	–	–	–	–	–
– Not rated	162	–	–	162	162	–	–	162
Gross credit card	9,986	2,491	–	12,477	10,144	2,529	–	12,673
ECL allowance	89	329	–	418	88	330	–	418
Net credit card	9,897	2,162	–	12,059	10,056	2,199	–	12,255
Business and government
– Investment grade	43,604	203	–	43,807	42,532	221	–	42,753
– Non-investment grade	71,673	4,061	–	75,734	68,798	3,818	–	72,616
– Watchlist	147	1,200	–	1,347	145	1,120	–	1,265
– Default	–	–	763	763	–	–	504	504
– Not rated	2,090	132	114	2,336	2,397	168	117	2,682
Gross business and government (4)(6)	117,514	5,596	877	123,987	113,872	5,327	621	119,820
ECL allowance	184	123	258	565	159	137	230	526
Net business and government	117,330	5,473	619	123,422	113,713	5,190	391	119,294
Total net amount of loans	$365,132	$18,670	$1,270	$385,072	$362,615	$18,048	$998	$381,661
(1)

Other financial assets classified at amortized cost were excluded from the table above as their ECL allowances were immaterial as at January 31, 2019. In addition, the table excludes debt securities measured at FVOCI, for which ECL allowances of $23 million were recognized in AOCI (October 31, 2018: $23 million).

(2)	Includes purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)	Excludes foreclosed assets of $20 million (October 31, 2018: $14 million) which were included in Other assets on our interim consolidated balance sheet.
(4)	Includes $7 million (October 31, 2018: $12 million) of residential mortgages and $17,528 million (October 31, 2018: $16,424 million) of business and government loans that are measured at FVTPL.
(5)

The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(6)	Includes customers’ liability under acceptances of $10,011 million (October 31, 2018: $10,265 million).

CIBC FIRST QUARTER 2019	51

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2019 Jan. 31				2018 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$100,240	$–	$–	$100,240	$100,772	$–	$–	$100,772
– Very low	11,410	1,035	–	12,445	10,217	1,014	–	11,231
– Low	8,346	1,631	–	9,977	7,873	1,612	–	9,485
– Medium	1,689	1,181	–	2,870	1,729	1,188	–	2,917
– High	255	431	–	686	234	417	–	651
– Default	–	–	12	12	–	–	13	13
– Not rated	347	24	–	371	348	33	–	381
Gross retail	122,287	4,302	12	126,601	121,173	4,264	13	125,450
ECL allowance	28	43	–	71	28	43	–	71
Net retail	122,259	4,259	12	126,530	121,145	4,221	13	125,379
Business and government
– Investment grade	79,407	541	–	79,948	78,672	390	–	79,062
– Non-investment grade	42,849	1,184	–	44,033	41,727	1,198	–	42,925
– Watchlist	74	397	–	471	75	402	–	477
– Default	–	–	226	226	–	–	7	7
– Not rated	832	64	–	896	735	51	–	786
Gross business and government	123,162	2,186	226	125,574	121,209	2,041	7	123,257
ECL allowance	28	11	20	59	21	10	–	31
Net business and government	123,134	2,175	206	125,515	121,188	2,031	7	123,226
Total net undrawn credit facilities and other off-balance sheet exposures	$245,393	$6,434	$218	$252,045	$242,333	$6,252	$20	$248,605

Purchased credit-impaired loans resulting from the acquisition of The PrivateBank include business and government and consumer loans with outstanding unpaid principal balances of $10 million, $20 million and $134 million; and fair values of $7 million, $14 million, and $105 million, respectively, as at January 31, 2019, October 31, 2018, and June 23, 2017 (the acquisition date).

Loans contractually past due but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2019 Jan. 31	2018 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$2,493	$887	$–	$3,380	$3,354
Personal	779	198	–	977	937
Credit card	512	183	104	799	822
Business and government	416	111	–	527	683
	$4,200	$1,379	$104	$5,683	$5,796

52	CIBC FIRST QUARTER 2019

Note 6.    Deposits(1)(2)

$ millions, as at				2019 Jan. 31	2018 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	Total	Total
Personal	$11,586	$108,945	$52,305	$172,836	$163,879
Business and government (7)	58,782	50,985	129,930	239,697	240,149
Bank	4,587	201	8,274	13,062	14,380
Secured borrowings (8)	–	–	39,112	39,112	42,607
	$74,955	$160,131	$229,621	$464,707	$461,015
Comprised of:
Held at amortized cost				$456,824	$453,498
Designated at fair value				7,883	7,517
				$464,707	$461,015
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$49,798	$49,858
In foreign offices				12,412	12,115
Interest-bearing deposits
In domestic offices				324,902	321,188
In foreign offices				77,595	77,854
				$464,707	$461,015
(1)

Includes deposits of $150.5 billion (October 31, 2018: $155.5 billion) denominated in U.S. dollars and deposits of $24.5 billion (October 31, 2018: $24.3 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $2,540 million (October 31, 2018: $2,689 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)

Includes $1,642 million (October 31, 2018: $190 million) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance (Canada). These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $1,604 million (October 31, 2018: $1,600 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, covered bond programs, and consolidated securitization vehicles.

CIBC FIRST QUARTER 2019	53

Note 7.    Share capital

Common shares

$ millions, except number of shares, for the three months ended		2019 Jan. 31		2018 Oct. 31			2018 Jan. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares		Amount
Balance at beginning of period	442,826,380	$13,243	443,717,169	$13,201	439,313,303		$12,548
Issuance pursuant to:
Acquisition of The PrivateBank	–	–	–	–	1,689,450		194
Acquisition of Wellington Financial	–	–	–	–	378,848		47
Equity-settled share-based compensation plans	127,790	14	201,876	17	512,730		49
Shareholder investment plan (1)	524,183	57	423,029	48	1,643,165		197
Employee share purchase plan	299,646	33	234,739	29	265,005		32
	443,777,999	13,347	444,576,813	13,295	443,802,501		13,067
Purchase of common shares for cancellation	–	–	(1,750,000)	(52)	–		–
Treasury shares	24,264	3	(433)	–	22,490		3
Balance at end of period (2)	443,802,263	$13,350	442,826,380	$13,243	443,824,991	(3)	$13,070
(1)

Commencing with the dividends paid on April 27, 2018, the shares for the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan (the Plan) were issued from Treasury without discount. Prior to this, these shares were issued at a 2% discount from average market price. The participants in the Share Purchase Option of the Plan continue to receive shares issued from Treasury with no discount.

(2)	Excludes 60,532 restricted shares as at January 31, 2019 (October 31, 2018: 60,764; January 31, 2018: 189,573).
(3)

Excludes 321,440 common shares which were issued and outstanding but which had not been acquired by a third party as at January 31, 2018. These shares were issued as a component of our acquisition of The PrivateBank.

Normal course issuer bid

On May 31, 2018, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 9 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 3, 2019. No common shares have been purchased during the quarter.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC)

On January 22, 2019, we issued 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares) with a par value of $25.00 per share, for gross proceeds of $325 million. For the initial five-year period to the earliest redemption date of April 30, 2024, the Series 49 shares pay quarterly cash dividends, if declared, at a rate of 5.20%. On April 30, 2024, and on April 30 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.31%.

Holders of the Series 49 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 50 (NVCC) (Series 50 shares), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. Holders of the Series 50 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.31%. Holders of the Series 50 shares may convert their shares on a one-for-one basis into Series 49 shares, subject to certain conditions, on April 30, 2029 and on April 30 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 49 shares at par on April 30, 2024 and on April 30 every five years thereafter; we may redeem all or any part of the then outstanding Series 50 shares at par on April 30, 2029 and on April 30 every five years thereafter.

54	CIBC FIRST QUARTER 2019

Regulatory capital and leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2019 Jan. 31	2018 Oct. 31
Common Equity Tier 1 (CET1) capital		$25,336	$24,641
Tier 1 capital	A	28,679	27,908
Total capital		33,063	32,230

Total risk-weighted assets (RWAs) (1)		225,663	n/a
CET1 capital RWA (1)		n/a	216,144
Tier 1 capital RWA (1)		n/a	216,303
Total capital RWA (1)		n/a	216,462

CET1 ratio		11.2%	11.4%
Tier 1 capital ratio		12.7%	12.9%
Total capital ratio		14.7%	14.9%
Leverage ratio exposure	B	$674,962	$653,946
Leverage ratio	A/B	4.2%	4.3%
(1)

During 2018, before any capital floor requirement, there were three different levels of RWAs for the calculation of CIBC’s CET1, Tier 1 and Total capital ratios as CIBC elected in 2014 to phase-in the credit valuation adjustment (CVA) capital charge as permitted under OSFI’s guideline. Beginning in the first quarter of 2019 the ratios are calculated by reference to the same level of RWAs as the phase-in of the CVA capital charge has been completed.

n/a	Not applicable.

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision.

CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWAs. OSFI currently requires D-SIBs to hold a 1.5% Domestic Stability Buffer (the Domestic Stability Buffer will be increased to 1.75% effective April 30, 2019). This results in current targets, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of 9.5%, 11.0%, and 13.0%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

During the quarter ended January 31, 2019, we have complied with OSFI’s regulatory capital requirements.

Note 8.    Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

$ millions, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
		Pension plans		Other post-employment plans
Current service cost	$55	$56	$56	$3	$3	$3
Net interest (income) expense	(4)	(3)	(3)	6	6	6
Plan administration costs	1	1	2	–	–	–
Net defined benefit plan expense recognized in net income	$52	$54	$55	$9	$9	$9

Defined contribution plan expense

$ millions, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Defined contribution pension plans	$8	$6	$7
Government pension plans (1)	27	28	31
Total defined contribution plan expense	$35	$34	$38
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans(1)

$ millions, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
		Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$(371)	$111	$19	$(26)	$91	$4
Net actuarial gains (losses) on plan assets	220	(327)	122	–	–	–
Changes in asset ceiling excluding interest income	–	–	2	–	–	–
Net remeasurement gains (losses) recognized in OCI	$(151)	$(216)	$143	$(26)	$91	$4
(1)

The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

CIBC FIRST QUARTER 2019	55

Note 9.    Income taxes

U.S. Tax Reforms

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (U.S. tax reforms), which reduced the U.S. federal corporate income tax rate to 21% effective January 1, 2018, resulting in a significant decrease in CIBC’s U.S. deferred tax assets in the first quarter of 2018. The U.S. tax reforms introduced other important changes to U.S. corporate income tax laws including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. On December 20, 2018, the Internal Revenue Service released proposed regulations to implement certain other aspects of the U.S. tax reforms. CIBC continues to evaluate the impact of these proposed regulations, together with BEAT, on our U.S. operations.

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses (the “Enron expenses”). In January 2019, we entered into a settlement agreement (the “Agreement”) with the CRA that provides certainty with respect to the portion of the Enron expenses that are deductible in Canada. The impact of this Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account the portion of the Enron expenses that we expect to deduct in the United States, but which has not yet been agreed to by the Internal Revenue Service, and the taxable refund interest that we expect to collect from the CRA upon the reassessment of certain prior year tax returns in accordance with the Agreement. It is possible that adjustments may be required to the amount of the tax benefits recognized in the United States.

Dividend Received Deduction

In prior years, the CRA reassessed CIBC approximately $298 million of additional income tax by denying the tax deductibility of certain 2011 and 2012 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In March 2018, CIBC filed a Notice of Appeal with the Tax Court of Canada with respect to the 2011 taxation year. The matter is now in litigation. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In June 2018, the CRA reassessed CIBC in respect of the 2013 taxation year for approximately $229 million of additional taxes. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Note 10.    Earnings per share

$ millions, except number of shares and per share amounts, for the three months ended	2019 Jan. 31	2018 Oct. 31	2018 Jan. 31
Basic earnings per share
Net income attributable to equity shareholders	$1,178	$1,266	$1,323
Less: Preferred share dividends and premiums	23	24	18
Net income attributable to common shareholders	$1,155	$1,242	$1,305
Weighted-average common shares outstanding (thousands)	443,033	443,015	441,124
Basic earnings per share	$2.61	$2.81	$2.96
Diluted earnings per share
Net income attributable to common shareholders	$1,155	$1,242	$1,305
Weighted-average common shares outstanding (thousands)	443,033	443,015	441,124
Add: Stock options potentially exercisable (1) (thousands)	784	1,069	1,287
Add: Restricted shares and equity-settled consideration (thousands)	484	420	441
Weighted-average diluted common shares outstanding (thousands)	444,301	444,504	442,852
Diluted earnings per share	$2.60	$2.80	$2.95
(1)

Excludes average options outstanding of 2,107,454 (October 31, 2018: nil; January 31, 2018: 504,344) with a weighted-average exercise price of $114.58 (October 31, 2018: nil; January 31, 2018: $120.02) for the quarter ended January 31, 2019, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

56	CIBC FIRST QUARTER 2019

Note 11.    Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 22 to the 2018 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.2 billion as at January 31, 2019. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at January 31, 2019, consist of the significant legal matters disclosed in Note 22 to the 2018 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2018 annual consolidated financial statements:

•	Credit card class actions – Quebec Consumer Protection Act: The motion for class certification in Pilon is scheduled for April 2019.
•	Credit card class actions – Interchange fees litigation: The trial in Watson which was scheduled for October 2019, has been adjourned to October 2020.
•

Mortgage prepayment class actions: In February 2019, the court certified Jordan as a class action. Haroch and Lamarre have been consolidated. The class certification motion in the consolidated action is scheduled for June 2019. The appeal in Sherry is scheduled for April 2019.

•	Cerberus Capital Management L.P. v. CIBC: In December 2018, the appellate court affirmed the lower court’s denial of the plaintiffs’ motion for summary judgment.

Other than the items described above, there are no significant developments in the matters identified in Note 22 to our 2018 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2018 annual consolidated financial statements.

Note 12.    Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

$ millions, for the three months ended		2019 Jan. 31		2018 Oct. 31		2018 Jan. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)	$4,433	$2,451	$4,132	$2,113	$3,525	$1,437
Debt securities measured at FVOCI (1)	237	n/a	224	n/a	145	n/a
Other (2)	454	77	380	84	314	74
Total	$5,124	$2,528	$4,736	$2,197	$3,984	$1,511
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income and expense, and dividend income for financial instruments that are mandatorily measured and designated at FVTPL, and equity securities designated at FVOCI.
n/a	Not applicable.

CIBC FIRST QUARTER 2019	57

Note 13.    Segmented information

CIBC has four strategic business units (SBUs) – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Small Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. In addition, we provide asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Administration, Client Connectivity and Innovation, Finance, Human Resources and Communications, Internal Audit, Risk Management, and Technology and Operations, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of FirstCaribbean International Bank Limited and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2019	Net interest income (1)	$1,567	$320	$345	$286	$78	$2,596
Jan. 31	Non-interest income (2)	487	786	134	417	145	1,969
	Intersegment revenue (3)	112	(114)	–	2	–	–
	Total revenue (1)	2,166	992	479	705	223	4,565
	Provision for (reversal of) credit losses	208	43	16	66	5	338
	Amortization and impairment (4)	23	2	27	1	118	171
	Other non-interest expenses	1,304	513	247	367	158	2,589
	Income (loss) before income taxes	631	434	189	271	(58)	1,467
	Income taxes (1)	168	115	21	70	(89)	285
	Net income (loss)	$463	$319	$168	$201	$31	$1,182
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$4	$4
	Equity shareholders	463	319	168	201	27	1,178
	Average assets (5)	$259,817	$60,189	$46,710	$176,567	$77,316	$620,599
2018	Net interest income (1)	$1,586	$287	$323	$260	$83	$2,539
Oct. 31	Non-interest income (2)	500	817	134	386	76	1,913
	Intersegment revenue (3)	115	(118)	–	3	–	–
	Total revenue (1)	2,201	986	457	649	159	4,452
	Provision for (reversal of) credit losses	191	7	40	(4)	30	264
	Amortization and impairment (4)	23	2	25	1	111	162
	Other non-interest expenses	1,077	519	239	355	239	2,429
	Income (loss) before income taxes	910	458	153	297	(221)	1,597
	Income taxes (1)	242	125	22	64	(124)	329
	Net income (loss)	$668	$333	$131	$233	$(97)	$1,268
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$2	$2
	Equity shareholders	668	333	131	233	(99)	1,266
	Average assets (5)	$260,190	$57,905	$43,677	$165,213	$76,741	$603,726
2018	Net interest income (1)	$1,517	$268	$293	$429	$(34)	$2,473
Jan. 31	Non-interest income (2)	504	806	139	369	168	1,986
	Intersegment revenue (3)	117	(120)	–	3	–	–
	Total revenue (1)	2,138	954	432	801	134	4,459
	Provision for (reversal of) credit losses	148	1	14	(16)	6	153
	Amortization and impairment (4)	24	2	30	1	109	166
	Other non-interest expenses	1,074	521	227	375	215	2,412
	Income (loss) before income taxes	892	430	161	441	(196)	1,728
	Income taxes (1)	236	116	27	119	(98)	400
	Net income (loss)	$656	$314	$134	$322	$(98)	$1,328
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$5	$5
	Equity shareholders	656	314	134	322	(103)	1,323
	Average assets (5)	$258,213	$53,281	$40,411	$167,093	$71,346	$590,344
(1)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of nil and $41 million, respectively, for the three months ended January 31, 2019 (October 31, 2018: nil and $30 million, respectively; January 31, 2018: nil and $153 million, respectively) with an equivalent offset in Corporate and Other.

(2)

The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposits and payment fees are earned primarily in Canadian Personal and Small Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Small Business Banking. Investment management and custodial fees and mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. Commissions on securities transactions are earned primarily in Capital Markets and Canadian Commercial Banking and Wealth Management.

(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(4)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

58	CIBC FIRST QUARTER 2019

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-956-6149, or e-mail: investorrelations@cibc.com

Communications and Public Affairs: Financial, business and trade media may e-mail: corpcommmailbox@cibc.com

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Supplementary regulatory capital disclosure and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s first quarter conference call with analysts and investors will take place on Thursday, February 28, 2019 at 8:00 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 2406904#) and French (514-861-2255, or toll-free 1-800-898-3989, passcode 5223656#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) March 8, 2019. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 6527164#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 4291164#.

Audio Webcast: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, February 28, 2019 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 4, 2019 in Montreal, Quebec.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to AST Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@astfinancial.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact AST Trust Company (Canada) at 416-682-3860, toll-free at 1-800-258-0499, or by email at inquiries@astfinancial.com.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Nov. 1/18	$113.08

Dec. 3/18	$113.19

Jan. 2/19	$101.87

Jan. 28/19		$109.45

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada, (416) 980-2211

www.cibc.com